OMB APPROVAL
OMB Number:	3235-0116
Expires:	March 31, 2011
Estimated average burden
hours per response	8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F.   ☒            Form 40-F.   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.  ☐            No.  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NORTH ASIA INVESTMENT CORPORATION (“NAIC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING NAIC SECURITIES, REGARDING ITS BUSINESS COMBINATION WITH PACIFIC CITY FINANCIAL CORPORATION (“PAC CITY”), AS DESCRIBED IN THIS REPORT. THIS REPORT ON FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CITIGROUP GLOBAL MARKETS, INC. (“CITIGROUP”), THE MANAGING UNDERWRITER OF NAIC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2008, MAY ASSIST NAIC IN THESE EFFORTS. ADDITIONALLY, THE UNDERWRITERS IN NAIC’S IPO DEFERRED COMMISSIONS OWED TO THEM IN CONNECTION WITH THE IPO UNTIL THE CLOSING OF NAIC’S BUSINESS COMBINATION. NAIC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND THE UNDERWRITERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF NAIC SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF NAIC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, PAC CITY’S REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PRELIMINARY PROXY STATEMENT/PROSPECTUS AND FINAL REGISTRATION STATEMENT CONTAINING A DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH NAIC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS/PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ NAIC’S FINAL PROSPECTUS, DATED JULY 23, 2008, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE NAIC OFFICERS AND DIRECTORS AND OF THE UNDERWRITERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO NAIC SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: NORTH ASIA INVESTMENT CORPORATION, JONGRO TOWER 18F, 6 JONGRO 2-GA, JONGRO-GU, SEOUL, REPUBLIC OF KOREA. THE REGISTRATION STATEMENT CONTAINING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Entry Into a Material Definitive Agreement

General; Structure of Acquisition

On January 11, 2010, North Asia Investment Corporation, a Cayman Islands exempted company (“NAIC”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among NAIC, Thomas Chan-Soo Kang (for the specific purposes set forth therein), and Pacific City Financial Corporation, a California corporation (“Pac City”). Upon the consummation of the transactions contemplated by the Merger Agreement, NAIC will be merged with and into Pac City, with Pac City being the surviving entity (the “Merger”). The Merger Agreement provides for the business combination of NAIC and Pac City under the terms described herein and in the Merger Agreement attached hereto.

Pac City is a bank holding company headquartered in Los Angeles, California, which conducts its operations through Pacific City Bank (the “Bank”), a California state-chartered bank. The Bank’s headquarters and main office is located at 3701 Wilshire Blvd. #100, Los Angeles, California, and it maintains six additional branch offices in Los Angeles and Orange counties. In addition, the Bank maintains four loan production offices outside of the Southern California area. The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, Small Business Administration and consumer loans.

If approved, the merger is expected to be consummated in the second quarter of 2010, after the required approval by the shareholders of NAIC and the fulfillment of certain other conditions, as described herein and in the Merger Agreement.

The following summaries of the Merger and related transactions, the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the agreements, certain of which are attached as exhibits hereto and are incorporated herein by reference.

Merger Consideration

Upon consummation of the merger, each holder of a share of NAIC ordinary shares, par value $0.0001 (“NAIC Ordinary Shares”), outstanding immediately prior to the Merger will receive 3.0769 shares of common stock, no par value, of Pac City (“Pac City Common Stock”). Additionally, each holder of a warrant of NAIC issued and outstanding immediately prior to the Merger shall be converted into a warrant of similar tenor (“Pac City Warrant”) to purchase 3.0769 shares of Pac City Common Stock for an aggregate purchase price of $7.50, or $2.44 per share. Each unit (“NAIC Unit”) of NAIC, consisting of one NAIC Ordinary Share and one NAIC Warrant, issued and outstanding immediately prior to the Merger shall be automatically separated into component securities and converted as described above.

After the closing of the transaction, the current shareholders (including management) of NAIC will own 18,461,538 of Pac City Common Stock (70.6% of total Pac City Common Stock) and Pac City’s shareholders will own 7,690,006 of Pac City Common Stock (29.4%).

Lock-Up

The following officers and directors, who will collectively own approximately 24.6% of the shares of Pac City Common Stock upon consummation of the Merger will not be able to sell any their Pac City Common Stock during the six month period after the closing date of the Merger other than as permitted pursuant to the lock-up agreements they will enter into at the closing: Kijun Ahn, Thomas Chan-Soo Kang, Jung Chan Chang, Kwang Jin Chung, Cheonil Kim, Injoa Kim, Jin Woo Lee, Sang Young Lee, Marlseon Ro, Suk Won Youn and Haeyoung Cho.

Founders’ Shares

The officers, directors and initial shareholders of NAIC (collectively, the “NAIC Founders”) hold 1,250,000 ordinary shares (of which 1,170,000 are held by Thomas Chan-Soo Kang) which are currently held in escrow. In order to reduce the number of outstanding shares upon consummation of the Merger, the NAIC Founders have voluntarily agreed to have 20% of the shares that the NAIC Founders will receive in the Merger exchanged for warrants to purchase shares of Pac City common stock at $3.25 per share. Additionally, if there is less than $50 million remaining in NAIC’s trust account (after taking into account funds used to purchase public shares or for conversions but prior to taking into account expenses of the Merger), a portion of the shares of Pac City common stock that Thomas Chan-Soo Kang will receive upon consummation of the Merger will be held in escrow until Pac City completes certain capital raises or Pac City’s stock price exceeds $3.80 for 20 consecutive trading days.

Representations and Warranties

The Merger Agreement contains representations and warranties of each of NAIC and Pac City relating, among other things, to:

•	proper organization and corporate matters;

•	capital structure of each constituent company;

•	the authorization, performance and enforceability of the Merger Agreement;

•	required consents and filings;

•	taxes;

•	financial statements, information and absence of undisclosed liabilities;

•	holding of leases and ownership of other properties, including intellectual property;

•	contracts;

•	title to, and condition of, properties and assets and environmental and other conditions thereof;

•	absence of certain changes;

•	employee matters;

•	compliance with laws;

•	litigation;

•	environmental matters;

•	intellectual property;

•	insurance;

•	bank deposits;

•	adequacy of capital;

•	participation in TARP: and

•	regulatory matters.

Covenants

NAIC and Pac City have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. They have also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and, unless otherwise required or permitted under the merger agreement, not to take the following actions, among others, without the prior written consent of the other party:

•

waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the Merger Agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•

transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than, with respect to Pac City or any subsidiary of Pac City in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•

except as contemplated in the Merger Agreement, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of Pac City, any subsidiary of Pac City and NAIC, as applicable;

•

except as contemplated in the Merger Agreement, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

•	except in connection with the Merger, amend its charter documents;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of Pac City and its subsidiaries, which are material, individually or in the aggregate, to the business of Pac City and its subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•

sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to Pac City and its subsidiaries, (A) sales of loans, collateral, securities or inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of Pac City and its subsidiaries, taken as a whole;

•

except as permitted pursuant to the Merger Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NAIC or Pac City or any subsidiary of Pac City, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than providing letters of credit, drawing upon existing credit facilities or engaging in other banking activities in the ordinary course of business consistent with past practice;

•

adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to Pac City and its subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to Pac City and its subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable legal requirement;

•

pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the Merger Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the NAIC SEC Reports filed prior to the date of the Merger Agreement or Pac City’s unaudited financial statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Pac City or any subsidiary of Pac City is a party or of which Pac City or any subsidiary of Pac City is a beneficiary or to which NAIC is a party or of which NAIC is a beneficiary, as applicable;

•

except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

•

except, in the case of Pac City and its subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $250,000 in any 12-month period;

•

settle any litigation, except in the case of Pac City or any subsidiary of Pac City, where the consideration given is other than monetary in an amount less than $250,000 or to which any officer, director, employee, stockholder or holder of derivative securities of Pac City is a party;

•	permit or take any action to cause the termination of the Federal Deposit Insurance Corporation (the “FDIC”) deposit insurance status of any banking subsidiary of Pac City, as applicable;

•

make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable legal requirement, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

•

take any action not provided for or contemplated in the Merger Agreement that would cause the merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Internal Revenue Code;

•	form or establish any subsidiary except, in the case of Pac City or any subsidiary of Pac City, in the ordinary course of business consistent with prior practice;

•

permit any person to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make capital expenditures except, in the case of Pac City or any subsidiary of Pac City, in accordance with prudent business and operational practices consistent with past practices;

•

enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders, managers, members or other affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices;

•

in the case of NAIC, except in connection with or as a result of the Merger Agreement or the transactions contemplated thereby, violate or fail to comply with any listing requirements or take any action that would jeopardize its listing on the NYSE Amex; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The Agreement also contains additional covenants of the parties, including covenants providing for:

•

the parties to use commercially reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the Agreement;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•

Pac City and NAIC to prepare and file a registration statement, which shall contain a proxy statement/prospectus, to register, under the Securities Act, the shares and other securities that will be issued to the NAIC shareholders pursuant to the merger, and to solicit proxies from the NAIC stockholders to vote on the proposals that will be presented for consideration at the special meeting;

•	Pac City and NAIC to use commercially reasonable efforts to obtain the listing for trading on the NYSE Amex of the Pac City Common Stock and Pac City Warrants;

•

Pac City to waive its rights to make claims against NAIC to collect from the trust fund established for the benefit of the holders of the NAIC Ordinary Shares for any monies that may be owed to them by NAIC;

•

at a meeting of the holders of common stock of Pac City, Pac City shall seek approval for, among other actions, a 1-for-3.0769 reverse stock split of Pac City’s common stock, to be effected after closing of the Merger at a time mutually determined by Pac City and NAIC; and

•	Pac City to provide periodic financial information to NAIC through the closing.

Conditions to Closing

General Conditions

Consummation of the transaction is conditioned on the holders of NAIC Ordinary Shares and Pac City Common Stock, at meetings called for this and other related purposes, approving the Merger and related transactions. Holders of 50.3% of the outstanding Pac City Common Stock have executed agreements whereby such holders have agreed to vote in favor of approving the Merger and related transactions at the meeting to be held by Pac City to vote on the transaction.

In addition, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

•	the execution by and delivery to each party of each of the various transaction documents;

•

the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party;

•

the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings in compliance with the rules and regulations of each jurisdiction having jurisdiction over the subject matters;

•

all parties shall have obtained all banking licenses, approvals, permissions or consents, if any, applicable to or within their control, that are necessary for the consummation of the transaction and the continued operations of Pac City after giving effect to the transactions contemplated, and the same shall not have been revoked and all legally required waiting or protest periods shall have been met;

•	the lock-up agreements shall have been executed and delivered by the parties thereto; and

•	the S-4 registration statement shall have become effective, no stop order suspending its effectiveness, or proceeding to that effect, shall have been implemented by the SEC.

Pac City’s Conditions to Closing

The obligations of Pac City to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the preceding paragraph, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse change in the business of NAIC since the date of the Merger Agreement;

•	NAIC shall be in compliance with the reporting requirements under the Securities Act and the Exchange Act; and

•	NAIC shall have arranged for funds remaining in the trust account to be disbursed to it upon closing of the merger;

NAIC’s Conditions to Closing

The obligations of NAIC to consummate the transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	there being no material adverse change in the business of Pac City since the date of the Merger Agreement;

•

any memorandum of understanding involving Pac City, the Regional Director of the FDIC and the Commissioner of the California Department of Financial Institutions required to be entered into by Pac City or any subsidiary of Pac City shall be on terms reasonably acceptable to NAIC; and

•	Pac City and each subsidiary of Pac City, as applicable, shall remain FDIC insured with no action pending, threatened or contemplated to terminate FDIC deposit insurance.

Waiver

If permitted under applicable law, any party to the Merger Agreement may waive any inaccuracies in the representations and warranties made to such party contained in the Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Agreement. There can be no assurance that all of the conditions will be satisfied or waived.

At any time prior to the closing, any party to the Merger Agreement may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for NAIC and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written agreement of NAIC and Pac City;

•

by either NAIC or Pac City if the merger is not consummated on or before July 23, 2010, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before such date and such action or failure to act is a breach of the Merger Agreement;

•

by either NAIC or Pac City if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order, decree, judgment, ruling or other action is final and nonappealable;

•

by Pac City, if NAIC or Thomas Chan-Soo Kang has breached any of their covenants or representations and warranties in any material respect and has not cured its breach within forty-five days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•

by NAIC, if Pac City has breached any of its covenants or representations and warranties in any material respect and has not cured its breach before the earlier of July 23, 2010 and forty-five days after NAIC delivers notice of an intent to terminate, provided that the terminating party is itself not in breach;

•

by NAIC if Pac City’s board of directors or any committee thereof (i) makes or publicly proposes to recommend to Pac City’s shareholders an acquisition proposal with another entity other than NAIC and its affiliates (“Acquisition Proposal”), or (ii) if Pac City’s board of directors or any committee thereof approves or recommends, or after two business days following receipt of an Acquisition Proposal takes no position with respect to, or publicly proposes to approve or recommend or, after five business days following receipt of an Acquisition Proposal, takes no position with respect to an Acquisition Proposal; or (iii) if Pac City’s shareholders withdraw or revoke their consent approving the merger with NAIC;

•	by Pac City if Pac City’s board of directors causes Pac City to enter into an alternative proposal;

•

by Pac City if, at the NAIC shareholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the NAIC Ordinary Shares present (in person or represented by proxy) and entitled to vote at the meeting;

•	by NAIC if Pac City receives a memorandum of understanding, a written agreement or a Cease and Desist Order that is not acceptable to NAIC; and

•

by either NAIC or Pac City if any governmental entity which must grant a regulatory approval required for consummation of the Merger has denied such approval and such denial has become final and nonappealable; provided, however, that such right to terminate the Merger Agreement shall not be available to a party if such party’s failure to comply in all material respects with the Merger Agreement was a cause of such denial.

In the event that NAIC elects to terminate the Merger Agreement pursuant to the fifth and sixth bullets above or Pac City elects to terminate the Merger Agreement pursuant to the seventh bullet above, then Pac City shall pay to NAIC an amount in cash equal to $3,000,000 (the “Termination Fee”) immediately upon termination of the Agreement. In the event Pac City elects to terminate the Merger Agreement pursuant to the fourth bullet above, then NAIC shall pay to Pac City the Termination Fee immediately upon termination of the Merger Agreement. Thomas Chan-Soo Kang has agreed to guarantee the performance of NAIC to pay the Termination Fee if required to under the Merger Agreement and it is unable to make such payment.

Exhibits

Exhibit	Description

10.1	Agreement and Plan of Reorganization, dated as of January 11, 2010 by and among North Asia Investment Corporation, Thomas Chan-Soo Kang and Pacific City Financial Corporation

10.2	Form of Lock-up Agreement

99.1	Press release of North Asia Investment Corporation January 12, 2010

99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2010	NORTH ASIA INVESTMENT CORPORATION

	By:	/S/ THOMAS CHAN-SOO KANG
Thomas Chan-Soo Kang
Chief Executive Officer

Exhibit 10.1

Execution Version

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

NORTH ASIA INVESTMENT CORPORATION,

THOMAS CHAN-SOO KANG

(FOR THE SPECIFIC PURPOSES SET FORTH HEREIN)

AND

PACIFIC CITY FINANCIAL CORPORATION

DATED AS OF JANUARY 11, 2010

i

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF NAIC		24
3.1	Organization and Qualification.	24
3.2	Subsidiaries	24
3.3	Capitalization.	24
3.4	Authority Relative to this Agreement	25
3.5	No Conflict; Required Filings and Consents.	26
3.6	Compliance	26
3.7	SEC Filings; Financial Statements.	27
3.8	No Undisclosed Liabilities	27
3.9	Absence of Certain Changes or Events	28
3.10	Litigation	28
3.11	Employee Benefit Plans	28
3.12	Labor Matters	29
3.13	Business Activities	29
3.14	Title to Property	29
3.15	Taxes	29
3.16	Environmental Matters	30
3.17	Brokers.	30
3.18	Intellectual Property	30
3.19	Agreements, Contracts and Commitments.	30
3.20	Insurance	31
3.21	Interested Party Transactions	31
3.22	Indebtedness	31
3.23	NYSE Amex Listing	31
3.24	Board Approval	32
3.25	Trust Fund	32
3.26	Governmental Filings	32
3.27	Other Agreements	32
3.28	Knowledge	32
3.29	Conduct of Kang	32
ARTICLE IV - CONDUCT PRIOR TO THE EFFECTIVE TIME		33
4.1	Conduct of Business by Pac City and NAIC	33
4.2	No Solicitation.	37
ARTICLE V - ADDITIONAL AGREEMENTS		39
5.1	Registration Statement; Special Meeting.	39
5.2	Post-Merger Directors and Officers	41
5.3	HSR Act	41
5.4	Other Actions.	41
5.5	Required Information	42
5.6	Confidentiality; Access to Information.	42
5.7	Public Disclosure	43
5.8	Commercially Reasonable Efforts.	44
5.9	Sale Restrictions	45
5.10	No Securities Transactions	45
5.11	No Claim Against Trust Fund	45

ii

5.12	Disclosure of Certain Matters	46
5.13	Securities Listing	46
5.14	Directors’ and Officers’ Liability Insurance.	46
5.15	Access to Financial Information	48
5.16	NAIC Borrowings; Indebtedness	48
5.17	Trust Fund Disbursement	48
5.18	Certain Actions with Respect to NAIC Securities	48
5.19	Certain Tax Matters	49
5.20	Escrow and Exchange of Founder’s Shares.	49
5.21	Exchange Act Registration	50
5.22	Memorandum of Understanding	50
ARTICLE VI - CONDITIONS TO THE TRANSACTION		50
6.1	Conditions to Obligations of Each Party to Effect the Merger	50
6.2	Additional Conditions to Obligations of Pac City	51
6.3	Additional Conditions to the Obligations of NAIC	52
ARTICLE VII - TERMINATION		53
7.1	Termination	53
7.2	Notice of Termination; Effect of Termination.	55
7.3	Termination Fee.	55
ARTICLE VIII - DEFINED TERMS		56
ARTICLE IX - GENERAL PROVISIONS		59
9.1	Notices	59
9.2	Interpretation	60
9.3	Counterparts; Electronic Delivery	61
9.4	Entire Agreement; Third Party Beneficiaries	61
9.5	Severability	62
9.6	Other Remedies; Specific Performance	62
9.7	Governing Law; Jurisdiction	62
9.8	Arbitration	62
9.9	Expenses	63
9.10	Rules of Construction	63
9.11	Assignment	63
9.12	Amendment	63
9.13	Extension; Waiver	63
9.14	Currency	63
9.15	Schedules	63

iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of January     , 2010, by and among North Asia Investment Corporation, a Cayman Islands exempted company (“NAIC”), Thomas Chan-Soo Kang (solely with respect to the specific provisions recited in his signature hereto) and Pacific City Financial Corporation, a California corporation (“Pac City”).

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the California General Corporation Law (“CGCL”) and the Companies Law (Revised) of the Cayman Islands (“Companies Law”), NAIC and Pac City intend to enter into a business combination transaction by means of a merger of NAIC with and into Pac City, with Pac City being the surviving entity (the “Merger”).

B. The board of directors of each of NAIC and Pac City has determined that the Merger is fair to, and in the best interests of, its respective company and shareholders.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article VIII, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the CGCL and the Companies Law, NAIC shall be merged with and into Pac City, the separate corporate existence of NAIC shall cease and Pac City shall continue as the surviving corporation in the Merger (“Surviving Corp”). The term “Agreement” as used herein refers to this Agreement and Plan of Reorganization, as the same may be amended from time to time, and all schedules hereto (including the NAIC Schedule and the Pac City Schedule, as defined in the preambles to Articles II and III hereof, respectively).

1.2 Effective Time; Closing. Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of California in accordance with the relevant provisions of the CGCL a short-form merger agreement substantially in the form of Exhibit A hereto (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of California, or such later time as may be agreed in writing by NAIC and Pac City and specified in the Certificate of Merger, being the

“Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). Unless this Agreement shall have been terminated pursuant to Section 7.1, the consummation of the transactions contemplated by this Agreement (the “Closing”), other than the filing of the Certificate of Merger, shall take place at the offices of Graubard Miller, counsel to NAIC, 405 Lexington Avenue, 19th Floor, New York, New York 10174-1901 at a time and date to be specified by the parties, which shall be no later than the fifth (5th) business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”). Closing signatures may be transmitted by facsimile or by emailed PDF file.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the CGCL and the Companies Law and other applicable provisions of law (collectively, the “Applicable Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of NAIC shall vest in the Surviving Corp, and all debts, liabilities and duties of NAIC shall become the debts, liabilities and duties of the Surviving Corp.

1.4 Governing Documents. At the Effective Time,

(a) the Articles of Incorporation of Surviving Corp shall be substantially in the form of Exhibit B hereto, with such changes as contemplated by this Agreement;

(b) the Bylaws of Surviving Corp shall be substantially in the form of Exhibit C hereto, with such changes as contemplated by this Agreement.

1.5 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of NAIC or Pac City, the following shall occur:

(a) Conversion of NAIC Ordinary Shares. Other than any shares to be canceled pursuant to Section 1.5(c), to be converted to cash in accordance with the provisions of NAIC’s Charter Documents (as herein defined) or purchased by NAIC pursuant to Section 5.18, each ordinary share, par value $.0001, of NAIC (“NAIC Ordinary Shares”) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(g)) into 3.0769 shares of common stock, no par value, of Pac City (“Pac City Common Stock”).

(b) Uncertificated NAIC Shares. All NAIC Ordinary Shares that are not certificated that are converted into shares of Pac City Common Stock pursuant to Section 1.5(a) shall be replaced by uncertificated shares of Pac City Common Stock on the books and records of Pac City’s transfer agent and all other entities that maintain records with respect thereto.

(c) Cancellation of Treasury and Pac City-Owned Stock. Each NAIC Ordinary Share held by NAIC or owned by Pac City or any direct or indirect subsidiary, joint venture or other entity (each a “Subsidiary” and collectively, “Subsidiaries”) of NAIC or of Pac City immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(d) Conversion of NAIC Warrants. Each warrant (“NAIC Warrant”) to purchase a NAIC Ordinary Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into a warrant (“Pac City Warrant”) to purchase 3.0769 shares of Pac City Common Stock with an exercise price of $2.44, having other terms and conditions substantially identical in all material respects to the terms and conditions pertaining to the NAIC Warrants. The Pac City Warrants shall be governed by the Warrant Agreement dated July 23, 2008 between NAIC and Continental Stock Transfer & Trust Company (“Continental”), as Warrant Agent.

(e) Conversion of NAIC Units. Each unit (“NAIC Unit”) consisting of one (1) NAIC Ordinary Share and one (1) NAIC Warrant issued and outstanding immediately prior to the Effective Time shall be automatically separated into the component securities and converted as provided in Sections 1.5(a) and 1.5(d) above.

(f) Fractional Shares or Warrants. No fraction of a share of Pac City Common Stock or Pac City Warrant will be issued by virtue of the Merger, and each holder of NAIC Ordinary Shares or NAIC Warrants who would otherwise be entitled to a fraction of a share of Pac City Common Stock or Pac City Warrant (after aggregating all fractional shares of Pac City Common Stock or Pac City Warrants that otherwise would be received by such holder) shall, upon compliance with Section 1.6, receive from Pac City, in lieu of such fractional share or warrant, one (1) share of Pac City Common Stock or one (1) Pac City Warrant, as applicable.

(g) Adjustments to Exchange Ratios. The numbers of shares of Pac City Common Stock and Pac City Warrants that the holders of NAIC Ordinary Shares and NAIC Warrants are entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Pac City Common Stock or NAIC Ordinary Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Pac City Common Stock or NAIC Ordinary Shares occurring on or after the date hereof and prior to the Effective Time.

(h) Certificates. Certificates representing the shares of Pac City Common Stock issuable pursuant to Section 1.5(a) and Pac City Warrants issuable pursuant to Section 1.5(d) shall be issued to the holders of certificates representing the NAIC Ordinary Shares and NAIC Warrants (collectively, the “NAIC Certificates”) upon surrender of NAIC Certificates in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8).

(i) Pac City Common Stock. Each share of Pac City Common Stock issued and outstanding immediately prior to the Effective Time (other than shares that are dissenting shares within the meaning of Chapter 13 of the CGCL at the Effective Time (“Dissenting Shares”) shall remain at and after the Effective Time as one share of issued and outstanding common stock of the Surviving Corporation.

(j) Pac City Dissenting Shares. Dissenting Shares (if any) held by persons who have taken all of the steps required to perfect their rights to receive payment for their shares of Pac City Common Stock pursuant to Chapter 13 of the CGCL shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and the holders thereof shall be entitled to such rights as may be specified at the time in the CGCL. If, after the Effective Time, any Dissenting Shares lose their status as Dissenting Shares, such shares shall be deemed to be issued and outstanding shares of common stock of the Surviving Corporation.

1.6 Exchange Procedures.

(a) Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.1(a)), NAIC and Pac City shall designate Pac City’s current transfer agent or another reputable bank or trust company that is mutually and reasonably satisfactory to NAIC and Pac City to act as exchange agent (the “Exchange Agent”) for the issuance of the Pac City Common Stock and Pac City Warrants to be issued as a result of the Merger.

(b) The Exchange Agent shall make all computations contemplated by Section 1.5 and any such computation shall be conclusive and binding on the holders of NAIC Ordinary Shares and NAIC Warrants, except for manifest mathematical error. NAIC shall deliver all necessary information and provide such instructions as necessary to the Exchange Agent for the implementation of the computations provided for herein or as shall be necessary or desirable fully to effect the issuances and payments required under Section 1.5.

(c) Promptly after the Closing, the Exchange Agent shall deliver to each holder of NAIC Ordinary Shares (other than those that converted their shares to cash in accordance with NAIC’s Charter Documents or that sold their shares to NAIC pursuant to Section 5.18) and each holder of NAIC Warrants a letter of transmittal in form and substance reasonably satisfactory to NAIC and Pac City (“Letter of Transmittal”), together with such other documentation as Pac City may direct, with respect to the surrender and delivery by each such holder of his, her or its NAIC Certificates in exchange for shares of Pac City Common Stock and Pac City Warrants as contemplated by Section 1.5. Upon return receipt by the Exchange Agent of a validly executed and delivered Letter of Transmittal, the Exchange Agent shall issue to the corresponding recipient the number of shares of Pac City Common Stock and Pac City Warrants, and the NAIC Certificates shall forthwith be cancelled. Until so surrendered, outstanding NAIC Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable shares of Pac City Common Stock and Pac City Warrants pursuant to Section 1.5.

(d) If payment is to be made to a Recipient other than the Person in whose name a surrendered NAIC Certificate is registered, it shall be a condition of payment that the NAIC Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the NAIC Certificate must provide funds for payment of any transfer or other Taxes (as defined in Section 2.15(a)) required by reason of the payment to a Person other than the registered holder of the surrendered NAIC Certificate or establish to the satisfaction of Pac City that the Tax has been paid or is not applicable.

1.7 No Distributions Until Surrender of NAIC Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to shares of Pac City Common Stock with a record date after the Effective Time will be paid to the holders of any NAIC Certificates that have not yet been surrendered until the holders of record of such NAIC Certificates shall surrender such certificates. Subject to Applicable Law, following surrender of any such NAIC Certificates, Pac City shall promptly deliver to the record holders thereof, without interest, the certificates representing the shares of Pac City Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Pac City Common Stock.

1.8 Lost, Stolen or Destroyed Certificates. In the event that any NAIC Certificates shall have been lost, stolen or destroyed, Pac City shall issue in exchange for such lost, stolen or destroyed NAIC Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the shares of Pac City Common Stock and Pac City Warrants that the NAIC Ordinary Shares and NAIC Warrants formerly represented by such NAIC Certificates were converted into and any dividends or distributions payable pursuant to Section 1.7; provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Pac City Common Stock and Pac City Warrants and other distributions, the owner of such lost, stolen or destroyed NAIC Certificates shall provide an indemnity bond reasonably satisfactory to Pac City against any claim that may be made against Pac City or the Surviving Corp with respect to the NAIC Certificates alleged to have been lost, stolen or destroyed.

1.9 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Pac City with full right, title and possession to all assets, property, rights, privileges, powers and franchises of NAIC, the then current officers and directors of Pac City, and the officers and directors of NAIC shall take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PAC CITY

Subject to the exceptions set forth in Schedule 2 attached hereto (the “Pac City Schedule”), Pac City hereby represents and warrants to NAIC as follows:

2.1 Organization and Qualification.

(a) Pac City is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and is registered with the Board of Governors of the Federal Reserve System as a bank holding company. Pac City has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac City to be conducted. Pac City is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Complete and correct copies of the articles of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of Pac City, as amended and currently in effect, have been heretofore made available to NAIC or NAIC’s counsel. Pac City is not in violation of any of the provisions of its Charter Documents.

(b) Pac City is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Each jurisdiction in which Pac City is so qualified or licensed is listed in Schedule 2.1.

2.2 Subsidiaries.

(a) Pac City has no Subsidiaries other than those listed in Schedule 2.2. Pac City owns all of the outstanding equity securities of its Subsidiaries, free and clear of all Liens (as defined in Section 9.2(e)) and there are no outstanding options, warrants or other rights to purchase securities of the Subsidiaries held by anyone other than Pac City. Except for its Subsidiaries, Pac City does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Subsidiary of Pac City that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac

City to be conducted. Each Subsidiary of Pac City that is a limited liability company is duly organized or formed, validly existing and in good standing under the Legal Requirements of its state of organization or formation (as listed in Schedule 2.2) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac City to be conducted. Each Subsidiary of Pac City is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Pac City to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Complete and correct copies of the Charter Documents of each Subsidiary of Pac City, as amended and currently in effect, have been heretofore delivered to NAIC or NAIC’s counsel. No Subsidiary of Pac City is in violation of any of the provisions of its Charter Documents.

(c) Each Subsidiary of Pac City is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Each jurisdiction in which each Subsidiary of Pac City is so qualified or licensed is listed in Schedule 2.2.

2.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Pac City consists of (i) 20,000,000 shares of Pac City Common Stock, of which 7,690,006 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (ii) 10,000,000 shares of preferred stock (“Pac City Preferred Stock”), of which (A) 16,200 shares are designated as Series A Preferred Stock, par value $1,000 per share (“Series A Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (B) 810 shares are designated as Series B Preferred Stock, par value $1,000 per share (“Series B Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable. Other than the Pac City Common Stock and Pac City Preferred Stock, Pac City has no class or series of securities authorized by its Charter Documents.

(b) Schedule 2.3(b) sets forth the terms, including exercise price and vesting status, of all outstanding options granted to employees of Pac City or other parties (“Pac City Common Stock Options”). No Pac City Common Stock Options were accelerated as a result of Pac City’s reorganization in 2007. Except as set forth in Schedule 2.3(b) hereto, as of the date of this Agreement, no shares of Pac City Common Stock are reserved for issuance upon the exercise of outstanding Pac City Common Stock Options. All Pac City Common Stock Options identified to the optionees as incentive stock options will so qualify assuming compliance by the optionees with applicable requirements. Except as set forth in Schedule 2.3(b) hereto, no shares of Pac City Common Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase shares of Pac City Common Stock. All shares of Pac City Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Pac City is bound obligating Pac City to accelerate the vesting of any Pac City Common Stock Option as a result of the Merger and there are no commitments or agreements that result in the automatic vesting of any Pac City Common Stock Option without action by Pac City. All outstanding shares of Pac City Common Stock and all outstanding Pac City Common Stock Options have been issued and granted in compliance with (x) all applicable securities laws, including state securities laws (“Blue Sky Laws”), and (in all material respects) other applicable laws and regulations, including Treasury regulations, and (y) all requirements set forth in any applicable Pac City Contracts (as defined in Section 2.19). Pac City has heretofore made available to NAIC or NAIC’s counsel true and complete copies of the forms of documents used for the issuance of Pac City Common Stock Options and a true and complete list of the holders thereof, including their names and the numbers of shares of Pac City Common Stock underlying such holders’ Pac City Common Stock Options.

(c) Except as set forth in Schedule 2.3(c) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Pac City is a party or by which it is bound obligating Pac City to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Pac City or its Subsidiaries or obligating Pac City to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) Except as contemplated by this Agreement and except as set forth in Schedule 2.3(d) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which Pac City is a party or by which Pac City is bound with respect to any equity security of any class of Pac City.

(e) No outstanding shares of Pac City Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with Pac City.

2.4 Authority Relative to this Agreement. Pac City has all necessary corporate power and authority to (i) execute and deliver this Agreement and each ancillary document that Pac City is to execute or deliver pursuant to this Agreement and (ii) carry out Pac City’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by Pac City and the consummation by Pac City of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Pac City

(including the approval by its board of directors) other than the Pac City Shareholders Approval (as defined in Section 2.28). Other than the Pac City Shareholders Meeting (as defined in Section 2.28), at which the Pac City Shareholders Approval will be sought, no other corporate proceedings on the part of Pac City are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the CGCL and the terms and conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Pac City and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Pac City, enforceable against Pac City in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 No Conflict; Required Filings and Consents. Except as set forth in Schedule 2.5 hereto:

(a) The execution and delivery of this Agreement by Pac City does not, and the performance of this Agreement by Pac City shall not, (i) conflict with or violate Pac City’s Charter Documents, (ii) conflict with or violate any Legal Requirements (as defined in Section 9.2(b)), (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Pac City’s or any Subsidiary of Pac City’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Pac City or any Subsidiary of Pac City pursuant to, any of Pac City Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Pac City Contract, including any “change in control” or similar provision of any Pac City Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Pac City.

(b) The execution and delivery of this Agreement by Pac City does not, and the performance of its obligations hereunder will not, require any consent, approval, non-objection, authorization or permit of, or filing with or notification to, any Governmental Entity (as defined in Section 9.2(g)) or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (“Securities Act”), the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which Pac City is licensed or qualified to do business, (ii) for the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of the required waiting period thereunder, (iii) the approval, consent or non-objection of the California Department of Financial Institutions, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation (“FDIC”) or any other applicable banking authority or agency, (iv) the consents, approvals, authorizations and permits described in Schedule 2.5(b), and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

2.6 Compliance. Pac City and each Subsidiary has complied with and is not in violation of any Legal Requirements with respect to the conduct of its respective business, or the ownership or operation of its respective business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Pac City. Neither Pac City nor any Subsidiary is in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, no written notice of material non-compliance with any Legal Requirements material to the business of Pac City has been received by Pac City (and Pac City has no knowledge of any such notice delivered to any other Person) within the past two years. Pac City is not in violation of any term of any Pac City Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Pac City.

2.7 Financial Statements.

(a) Pac City has made available to NAIC true and complete copies of the unaudited consolidated financial statements of Pac City and its Subsidiaries for the nine months ended September 30, 2009 (the “Unaudited Financial Statements”) and the audited consolidated financial statements (including any related notes thereto) of Pac City and its Subsidiaries for the fiscal years ended December 31, 2008, 2007 and 2006 (the “Audited Financial Statements,” together with the Unaudited Financial Statements, the “Financial Statements”).

(b) The Audited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, and fairly present in all material respects the financial position of Pac City and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated. The Unaudited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present (subject to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Pac City and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

(c) The books of account, minute books and transfer ledgers and other similar books and records of Pac City and its Subsidiaries have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(d) Except as otherwise noted in the Financial Statements, the accounts and notes receivable of Pac City and its Subsidiaries reflected in the Financial Statements: (i) arose from bona fide transactions in the ordinary course of business, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar Legal Requirements affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which Pac City has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of Pac City or any of its Subsidiaries as of the date hereof.

2.8 No Undisclosed Liabilities. Except as set forth in Schedule 2.8 hereto, Pac City and its Subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required in accordance with U.S. GAAP to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of Pac City and its Subsidiaries on a consolidated basis, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet and related notes to financial statements included in the Unaudited Financial Statements, (ii) such liabilities arising in the ordinary course of Pac City’s and its Subsidiaries’ businesses since September 30, 2009 and (iii) liabilities or obligations reasonably incurred by or on behalf of Pac City in connection with this Agreement, none of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Pac City.

2.9 Absence of Certain Changes or Events. Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since September 30, 2009, there has not been: (i) any Material Adverse Effect on Pac City or its Subsidiaries, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the shares of Pac City Common Stock, or any purchase, redemption or other acquisition by Pac City of any of the shares of Pac City Common Stock or any other securities or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the shares of Pac City Common Stock, (iv) any granting by Pac City of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Pac City of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Pac City of any increase in severance or termination pay or any entry by Pac City into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Pac City of the nature contemplated hereby, (v) entry by Pac City into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18(a)(i) hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Pac City with respect to any Governmental Entity, (vi) any material change by Pac City in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Pac City, (viii) any issuance of capital stock of Pac City, (ix) any revaluation by Pac City of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Pac City other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10 Litigation. Except as disclosed in Schedule 2.10 hereto, there are no material claims, suits, actions or proceedings pending or, to the knowledge of Pac City, threatened against Pac City or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

2.11 Employee Benefit Plans.

(a) Schedule 2.11(a) lists all material employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) covering any active or former employee, director or consultant of Pac City or any Subsidiary of Pac City, or any trade or business (whether or not incorporated) which is under common control with Pac City within the meaning of Section 414 of the Internal Revenue Code (“Code”) (an “ERISA Affiliate”), with respect to which Pac City or any Subsidiary has material liability (individually, a “Plan,” and, collectively, the “Plans”). Except as set forth in Schedule 2.11(a), all Plans have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of Pac City and its Subsidiaries. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of Pac City, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Pac City, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued in all material respects. Pac City does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law), or to enter into any new Plan.

(b) Except as disclosed in Schedule 2.11(b) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Pac City or any Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(c) Except as disclosed on Schedule 2.11(c) hereto, none of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Pac City nor any Subsidiary of Pac City has represented, promised or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by law.

(d) None of Pac City nor any Subsidiary of Pac City is a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement involving NAIC.

(e) Neither Pac City nor any Subsidiary of Pac City has any indemnity obligation for any Taxes or penalties imposed under Section 4999 or 409A of the Code. Each Plan, agreement or arrangement of Pac City or any Subsidiary of Pac City that exists, or existed in the past, which is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (each a “Nonqualified Deferred Compensation Plan”), currently complies and has at all times in the past complied, in both form and operation with the requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder. No Nonqualified Deferred Compensation Plan documents require any amendments or modifications to achieve compliance with Section 409A of the Code. No stock options or other equity-based compensation awards issued or to be issued by Pac City or any Subsidiary of Pac City shall be subject to the requirements of Section 409A of the Code.

2.12 Labor Matters.

(a) Except as set forth on Schedule 2.12:

(i) neither Pac City nor any Subsidiary of Pac City is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Pac City or any Subsidiary of Pac City nor does Pac City know of any activities or proceedings of any labor union to organize any such employees;

(ii) to the knowledge of Pac City, there is no activity or proceeding by any labor organization or other group seeking to represent employees or to organize any of Pac City’s or any Subsidiary of Pac City’s employees; and

(iii) There is no unfair labor practice, labor dispute, demand for arbitrator or arbitration proceeding pending or to the knowledge of Pac City threatened, involving any employee of Pac City or any Subsidiary of Pac City.

(b) Except as set forth on Schedule 2.12, each employee and consultant of Pac City and each Subsidiary of Pac City is terminable “at will” subject to applicable notice periods as set forth by law or in any applicable employment agreement. Pac City is not aware that any of its officers or key employees intends to terminate his or her employment with Pac City or any Subsidiary of Pac City.

(c) To Pac City’s knowledge, Pac City and each Subsidiary of Pac City is in compliance in all material respects with all applicable federal, state and local Legal Requirements and regulations relating to employment.

(d) Pac City and each Subsidiary of Pac City has withheld and paid to (or is holding for payment not yet due) the appropriate Governmental Authority all amounts required by any Legal Requirement or agreement to be withheld from the wages or salaries due to each of the employees. Pac City and each Subsidiary of Pac City has fully accrued or paid in full to all of the employees all wages, salaries, bonuses, benefits, commissions and other compensation due to them or otherwise arising under any Legal Requirement, plan, policy, practice, program or agreement and has not unlawfully withheld any such wages, salaries, bonuses, benefits, commissions or other compensation.

2.13 Business Activities. Except as disclosed in Schedule 2.13 hereto, to Pac City’s knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon Pac City or any Subsidiary of Pac City or their assets or to which Pac City or any Subsidiary of Pac City is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Pac City or any Subsidiary of Pac City, any acquisition of property by Pac City or any Subsidiary of Pac City or the conduct of business by Pac City or any Subsidiary of Pac City as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on Pac City.

2.14 Title to Property.

(a) All real property owned by Pac City and its Subsidiaries (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of Pac City included in the Unaudited Financial Statements. Pac City and its Subsidiaries have good, valid and marketable fee simple title to the real property owned by them, and except as set forth in the Unaudited Financial Statements or on Schedule 2.14(a) hereto, all such real property is held free and clear of all Liens, leases, licenses and other rights to occupy or use such real property. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which Pac City or its Subsidiaries have a right to acquire or the obligation to sell any interest in real property.

(b) All personal property of Pac City and its Subsidiaries owned, used or held for use in connection with the business of Pac City (the “Personal Property”) is shown or reflected on the balance sheet included in the Unaudited Financial Statements, to the extent required by U.S. GAAP, as of the dates of such Unaudited Financial Statements, other than those acquired on or after the date of the Unaudited Financial Statements in the ordinary course of business. Schedule 2.14(b) hereto contains a list of all leases of real property by Pac City and its Subsidiaries. Pac City and its Subsidiaries have good and marketable title to the Personal Property owned by it, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed on Schedule 2.14(b).

(c) All leases pursuant to which Pac City or its Subsidiaries lease from others material real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Pac City or its Subsidiaries or, to Pac City’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default would not reasonably be expected to have a Material Adverse Effect on Pac City or its Subsidiaries.

2.15 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b) Tax Returns and Audits. Except as set forth in Schedule 2.15 hereto:

(i) Pac City and its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by Pac City and its Subsidiaries with any Tax authority prior to the date hereof, except such Returns that are not material to Pac City and its Subsidiaries. All such Returns are true, correct and complete in all material respects. Pac City and its Subsidiaries have paid all Taxes shown to be due and payable on such Returns.

(ii) All Taxes that Pac City and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii) Pac City and its Subsidiaries have not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Pac City or any of its Subsidiaries, nor has Pac City or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) To the knowledge of Pac City, no audit or other examination of any Return of Pac City or any of its Subsidiaries by any Tax authority is presently in progress, nor has Pac City or any of its Subsidiaries been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by Pac City or any of its Subsidiaries has been proposed in writing, formally or informally, by any Tax authority to Pac City, any Subsidiary of Pac City or any representative thereof.

(vi) Neither Pac City nor any of its Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on Pac City’s balance sheets included in the Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Pac City and its Subsidiaries in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Pac City and its Subsidiaries or, if any such amount is material, it has been accrued on the books and records of Pac City in accordance with U.S. GAAP.

(vii) Neither Pac City nor any Subsidiary of Pac City has taken or agreed to take any action not provided for in this Agreement (nor does Pac City have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.16 Environmental Matters.

(a) To Pac City’s knowledge, except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) Pac City and its Subsidiaries have complied with all applicable Environmental Laws (as defined below); (ii) to the knowledge of Pac City, the properties currently operated by Pac City and its Subsidiaries (including soils, groundwater, surface water, air, buildings or other structures) are not contaminated with any Hazardous Substances (as defined below); (iii) to the knowledge of Pac City, the properties formerly owned or operated by Pac City and its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Pac City or during any prior period; (iv) Pac City and its Subsidiaries are not currently subject to liability for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (v) Pac City and its Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that Pac City or any Subsidiary of Pac City may be in violation of or liable under any Environmental Law; and (vi) Pac City and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any written indemnity or other written agreement with any third party relating to liability under any Environmental Law.

(b) As used in this Agreement, the term “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion,

common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (C) the maintenance, remediation, cleanup, operation or modification of any facility now owned or operated by Pac City or any Subsidiary of Pac City or previously owned or operated by Pac City, any Subsidiary of Pac City or their predecessors; or (D) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c) As used in this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(d) Pac City has made available to NAIC or NAIC’s counsel all material environmental reports completed with respect to Pac City and/or its Subsidiaries or their respective properties, assets or operations, including all assessment reports, which are in the possession of Pac City.

(e) Pac City has no knowledge of any underground storage tanks on any Real Property of it or its Subsidiaries.

2.17 Brokers; Third Party Expenses. Except as set forth in Schedule 2.17 hereto, Pac City has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

2.18 Intellectual Property.

(a) Schedule 2.18 hereto lists all material Pac City Registered Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) software and software programs; (v) domain names, (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor

(collectively, “Trademarks”); (viii) all databases and data collections and all rights therein; (ix) all moral rights of authors, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

(ii) “Pac City Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Pac City or any Subsidiary of Pac City, including software and software programs developed by or exclusively licensed to Pac City or any Subsidiary of Pac City (specifically excluding any off the shelf or shrink-wrap or click-wrap software).

(iii) “Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, or registration issued or filed with the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent of either of the foregoing.

(iv) “Pac City Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Pac City or any Subsidiary of Pac City.

(v) “Pac City Products” means all current versions of products or service offerings of Pac City or any Subsidiary of Pac City.

(vi) To Pac City’s knowledge, Pac City and each Subsidiary of Pac City owns or has rights to use all material Intellectual Property required for the conduct of its business as presently conducted, except for any off the shelf or shrink-wrap or click-wrap software. Except as disclosed in Schedule 2.18 hereto, to Pac City’s knowledge, no Pac City Intellectual Property or Pac City Product is subject to any material proceeding or outstanding decree, order, or judgment to which Pac City or any Subsidiary of Pac City is a party restricting in any manner the use, transfer or licensing thereof by Pac City or any Subsidiary of Pac City, other than in the ordinary course of business, or which materially adversely affects the validity, the use by Pac City and the Subsidiaries of Pac City, or enforceability of such Pac City Intellectual Property, in each case, in a manner that could reasonably be expected to have a Material Adverse Effect on Pac City.

(b) Except as disclosed in Schedule 2.18 hereto, either Pac City or a Subsidiary of Pac City owns and has exclusive title to, or has the right to use, each material item of Pac City Intellectual Property owned by Pac City or by a Subsidiary of Pac City or, to Pac City’s knowledge, has the right to use, each material item of Pac City Intellectual Property licensed exclusively to Pac City or to a Subsidiary of Pac City, in each case, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by Pac City or by a Subsidiary of Pac City in the ordinary course of business and excluding Liens on Pac City Intellectual Property that is licensed to Pac City or a Subsidiary of Pac City and are incurred by the owner or licensor of such Pac City Intellectual Property).

(c) To Pac City’s knowledge, the operation of the business of Pac City and the Subsidiaries of Pac City as such business currently is conducted, including Pac City’s and its Subsidiaries’ use of any Pac City Product, has not and does not materially infringe or misappropriate the Intellectual Property of any third party and Pac City and its Subsidiaries have not received any written claims or written threats from third parties alleging any such infringement or misappropriation within the past 2 years.

2.19 Agreements, Contracts and Commitments.

(a) Schedule 2.19 hereto sets forth a complete and accurate list of all Material Pac City Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term “Pac City Contracts” shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations of any kind, whether written or oral, to which Pac City or any Subsidiary of Pac City is a party or by or to which any of the properties or assets of Pac City or any Subsidiary of Pac City may be bound, subject or affected (including without limitation notes or other instruments payable to Pac City or any Subsidiary of Pac City) and (ii) the term “Material Pac City Contracts” shall mean each of the following Pac City Contracts:

(i) any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from Pac City or any Subsidiary of Pac City and by or to any officer, director, employee, any 5% or greater shareholder or holder of derivative securities of Pac City (“Insider”);

(ii) any guaranty, direct or indirect, by Pac City, a Subsidiary of Pac City or any Insider of Pac City of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iii) any Pac City Contract of employment or management;

(iv) any Pac City Contract (x) made other than in the ordinary course of business or (y) providing for the grant of any preferential rights to purchase or lease any asset of Pac City or any Subsidiary of Pac City or (z) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of Pac City or any Subsidiary of Pac City;

(v) any obligation to register any shares of the capital stock or other securities of Pac City with any Governmental Entity;

(vi) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) any collective bargaining agreement with any labor union;

(viii) any lease or similar arrangement for the use by Pac City or any Subsidiary of Pac City of real property or Personal Property where the annual lease payments are greater than $100,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(ix) any Pac City Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

(x) any Pac City Contract to which any Insider of Pac City, or any entity owned or controlled by an Insider, is a party;

(xi) any Pac City Contract (A) providing for payments (present or future) to Pac City or any Subsidiary of Pac City in excess of $100,000 in the aggregate in any one year or (B) under or in respect of which Pac City or any Subsidiary of Pac City presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $100,000; provided, however, that Material Pac City Contracts shall not include loans, letters of credit or other extension of credit made by Pac City or any Subsidiary of Pac City to customers in the ordinary course of business (collectively, the “Retail and Commercial Credit Contracts”); and

(xii) any arrangement or agreement related to the U.S. Treasury Department’s Troubled Asset Relief Program (“TARP”).

(b) Each Material Pac City Contract and each Retail and Commercial Credit Contract was entered into at arms’ length and in the ordinary course, except as set forth in Schedule 2.19(b), is in full force and effect and, to Pac City’s knowledge, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. To Pac City’s knowledge, no other party to a Material Pac City Contract is the subject of a bankruptcy or insolvency proceeding. True and complete copies of all Material Pac City Contracts (or written summaries in the case of oral Material Pac City Contracts or offers or proposals) have been heretofore made available to NAIC or NAIC’s counsel.

(c) Except as set forth in Schedule 2.19, neither Pac City, any Subsidiary of Pac City nor, to Pac City’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Pac City Contract, and no party to any Material Pac City Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Pac City. Each Material Pac City Contract that has not expired by its terms is in full force and effect. As of December 31, 2009, the aggregate amount outstanding under Retail and Commercial Credit Contracts that are 90 days or more past due does not exceed $10,000,000.

2.20 Insurance. Schedule 2.20 sets forth Pac City’s and the Subsidiaries’ insurance policies and fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) as of the date hereof. The insurances provided by such Insurance Policies are adequate in amount and scope for Pac City’s and its Subsidiaries’ business and operations, consistent with normal industry practices, including any insurance required to be maintained by Pac City Contracts.

2.21 Governmental Actions/Filings.

(a) Except as set forth in Schedule 2.21(a), Pac City and each Subsidiary of Pac City has been granted and holds, and has made, all Governmental Actions/Filings (as defined below) necessary to the conduct by Pac City and each Subsidiary of Pac City of its business (as presently conducted), and true, complete and correct copies thereof have heretofore been made available to NAIC or NAIC’s counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 2.21(a) hereto, will not expire prior to December 31, 2010 (except to the extent such expiration would not reasonably be expected to have a Material Adverse Effect on Pac City) and to Pac City’s knowledge, Pac City and each Subsidiary of Pac City is in substantial compliance with all of its obligations with respect thereto. To Pac City’s knowledge, no event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Pac City.

(b) Except as set forth in Schedule 2.21(b), no Governmental Action/Filing is necessary to be obtained, secured or made by Pac City to enable it to continue to conduct its businesses and operations and use its properties immediately after the Closing in a manner which is consistent with current practice.

(c) For purposes of this Agreement, the term “Governmental Action/Filing” shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22 Interested Party Transactions. No employee, officer, director or shareholder of Pac City or a member of his or her immediate family (collectively, the “Pac City Insiders”) is indebted to Pac City (except with respect to any Retail and Commercial Loan entered into in Pac City’s ordinary course of business at arm’s length), nor is Pac City indebted (or committed to make loans or extend or guarantee credit) to any of such Persons in excess of $50,000, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of Pac City, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Schedule 2.22, to Pac City’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Pac City is affiliated or with whom Pac City has a contractual relationship, or in any Person that competes with Pac City, except that each Pac City Insider and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Pac City. Except as set forth in Schedule 2.22, to the knowledge of Pac City, no Pac City Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in any Material Pac City Contract with Pac City (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of Pac City or such Person’s employment with Pac City). Officers, directors, shareholders and employees of Pac City or its Subsidiaries may maintain from time to time one or more deposit accounts with one or more banking Subsidiaries of Pac City in the ordinary course of such Subsidiaries business and on an arm’s length basis.

2.23 Board Approval. The board of directors of Pac City (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved this Agreement and the transactions contemplated hereby and thereby and has recommended to the shareholders of Pac City that the Merger and the other transactions contemplated hereby and thereby be approved.

2.24 Deposits; Deposit Summary.

(a) Definition of Deposits. For the purposes of this agreement, “Deposit” or “Deposits” refers to any deposit as defined in 12 U.S.C. Section 1813(l), including, without limitation, outstanding cashier’s checks and other official checks and all uncollected items included in the depositor’s balances and credited on the books and records of Pac City and each Subsidiary of Pac City.

(b) All of the Deposits held by each banking Subsidiary of Pac City (including the records and documentation pertaining to such Deposits) have been established and are held in material compliance with (i) all applicable policies, practices and procedures of Pac City and (ii) all applicable Legal Requirements, including anti-money laundering requirements. All of the Deposits held by Pac City and each Subsidiary of Pac City are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully accrued or paid.

(c) To the knowledge of Pac City, there are no Pac City Contracts currently in force, that upon the occurrence of any event (including the execution of this Agreement), could result in the acceleration of any fixed term Deposits with Pac City or any Subsidiary of Pac City or any certificates of deposit issued by Pac City or any Subsidiary of Pac City.

(d) Except as set forth on Schedule 2.24(d), all of the Deposits held by any banking Subsidiary of Pac City that constitute public or governmental funds are under the FDIC limit.

2.25 Adequacy of Capital. Each of Pac City and any banking Subsidiary of Pac City is, and immediately prior to the Effective Time of the Merger will be, at least “adequately capitalized,” as such term is defined in the Bank Holding Company Act, 12 U.S.C. § 1841 (with respect to Pac City) and in the FDIC’s Prompt Correct Action rules, 12 C.F.R. Part 325, Subpart B (with respect to any banking Subsidiary of Pac City).

2.26 Participation in TARP. As set forth on Schedule 2.26, Pac City has participated in TARP, including the Capital Purchase Program.

2.27 Regulatory Reports. Pac City and each Subsidiary of Pac City has duly filed with the FDIC, the California Department of Financial Institutions and any other applicable banking authority, as the case may be, in correct form the reports, returns and filing information data required to be filed under applicable Legal Requirements, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of applicable Legal Requirements. In connection with the most recent examinations of Pac City and each Subsidiary of Pac City by any such authority, final reports of which have been received by Pac City, except as disclosed on Schedule 2.27, neither Pac City nor any Subsidiary of Pac City was required to correct or change any action, procedure or proceeding that has not been corrected or changed as required as of the date hereof. The Deposits of each banking Subsidiary of Pac City are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended. Each banking Subsidiary of Pac City, as applicable, is an insured bank under the provisions of Chapter 16 of Title 12 of the United States Code Annotated, relating to the FDIC, and no act or default on the part of any banking Subsidiary of Pac City has occurred which might adversely affect the status of any banking Subsidiary of Pac City as an insured bank under said Chapter. No banking Subsidiary of Pac City has knowingly failed to file any suspicious activity report or any report with respect to money laundering generally required to be filed pursuant to the Bank Secrecy Act.

2.28 Pac City Shareholder Voting Agreement. The shareholders of Pac City listed on Schedule 2.28 have executed a voting agreement in the form of Exhibit D hereto (“Pac City Shareholders Voting Agreement”) pursuant to which each such shareholder has agreed to vote all of the shares of Pac City owned or controlled by him, her or it “FOR”(a) the approval and adoption of this Agreement, (b) an increase in authorized capital of Pac City and (c) such other matters as may be necessary to consummate the Merger, at a meeting of the Pac City shareholders to be called and held in accordance with Section 5.1(b) hereof (the “Pac City Shareholders Meeting”) for the purpose of seeking approval of such proposals from the Pac City shareholders (“Pac City Shareholder Approval”). The shares of Pac City Common Stock held by the person executing the Pac City Voting Agreement are sufficient to obtain the Pac City Shareholder Approval under the CGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NAIC

Subject to the exceptions set forth in Schedule 3 attached hereto (the “NAIC Schedule”), NAIC represents and warrants to, and covenants with, Pac City as follows:

3.1 Organization and Qualification.

(a) NAIC is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. NAIC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted by NAIC, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC. Complete and correct copies of NAIC’s Charter Documents, as amended and currently in effect, have been heretofore made available to Pac City. NAIC is not in violation of any of the provisions of its Charter Documents.

(b) NAIC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC. Each jurisdiction in which NAIC is so qualified or licensed is listed in Schedule 3.1.

3.2 Subsidiaries. NAIC has no direct or indirect Subsidiaries. NAIC does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

3.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of NAIC consists of 30,000,000 NAIC Ordinary Shares and 1,000,000 preferred shares, par value $.0001 per share (“NAIC Preferred Shares”), of which 6,250,000 NAIC Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and no NAIC Preferred Shares are issued and outstanding. Other than the NAIC Ordinary Shares and NAIC Preferred Shares, NAIC has no class or series of securities authorized by its Charter Documents.

(b) No NAIC Ordinary Shares are reserved for issuance upon the exercise of outstanding options granted to employees of NAIC or other parties (“NAIC Options”). Except as set forth in Schedule 3.3(b) hereto, as of the date of this Agreement, no NAIC Ordinary Shares are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase NAIC Ordinary Shares. All NAIC Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding NAIC Ordinary Shares have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable Legal Requirements and regulations, and (y) all requirements set forth in any applicable the NAIC Contracts (as defined in Section 3.19).

(c) As of the date of this Agreement, there are 7,455,000 warrants outstanding to purchase NAIC Ordinary Shares. Except as set forth in Schedule 3.3(c) hereto, there are no other subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which NAIC is a party or by which it is bound obligating NAIC to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of NAIC or obligating NAIC to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) Except as set forth in Schedule 3.3(d), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the NAIC is a party or by which the NAIC is bound with respect to any equity security of any class of the NAIC.

(e) No outstanding NAIC Ordinary Shares are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with NAIC.

(f) Kang is the principal shareholder of NAIC and owns of record 18.7% of the outstanding NAIC Ordinary Shares.

3.4 Authority Relative to this Agreement. NAIC has all necessary corporate power and authority to: (i) execute and deliver this Agreement and each ancillary document that NAIC is to execute or deliver pursuant to this Agreement, and (ii) carry out NAIC’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by NAIC of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of NAIC (including the approval by its board of directors), and no other corporate proceedings on the part of NAIC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the

NAIC Shareholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by NAIC and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of NAIC, enforceable against NAIC in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by NAIC does not, and the performance of this Agreement by NAIC shall not: (i) conflict with or violate NAIC’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair NAIC’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of NAIC pursuant to, any NAIC Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on NAIC.

(b) The execution and delivery of this Agreement by NAIC does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which NAIC is qualified to do business, (ii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, (iii) any Government Approvals (as defined in Section 5.8(b)) that are applicable to or the responsibility of NAIC and/or Kang, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

3.6 Compliance. NAIC has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on NAIC. NAIC is not in default or violation of any term, condition or provision of any applicable Charter Documents. No written notice of material non-compliance with any Legal Requirements has been received by NAIC (and NAIC has no knowledge of any such notice delivered to any other Person). NAIC is not in violation of any term of any NAIC Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on NAIC.

3.7 SEC Filings; Financial Statements.

(a) NAIC has made available to Pac City a correct and complete copy of each report, registration statement and definitive proxy statement filed by NAIC with the SEC (the “NAIC SEC Reports”), which are all the forms, reports and documents required to be filed by NAIC with the SEC prior to the date of this Agreement. All NAIC SEC Reports required to be filed by NAIC in the twenty-four (24) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates, the NAIC SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such NAIC SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, NAIC makes no representation or warranty whatsoever concerning any NAIC SEC Report as of any time other than the date or period with respect to which it was filed.

(b) Except as set forth in Schedule 3.7(b), each set of financial statements (including, in each case, any related notes thereto) contained in NAIC SEC Reports, including each NAIC SEC Report filed after the date hereof until the Closing, complied or (with respect to filings after the date hereof) will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or (with respect to filings after the date hereof) will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by the SEC rules and regulations) and each fairly presents or (with respect to filings after the date hereof) will fairly present in all material respects the financial position of NAIC at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or (with respect to filings after the date hereof) will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on NAIC taken as a whole.

3.8 No Undisclosed Liabilities. NAIC has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in NAIC SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of NAIC, except (i) liabilities provided for in or otherwise disclosed in a balance sheet or in the related notes to the financial statements included in NAIC SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since June 30, 2009 in the ordinary course of business, none of which would reasonably be expected to have a Material Adverse Effect on NAIC and which shall not exceed $3.5 million in the aggregate as of the date of Closing without the prior consent of Pac City.

3.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since June 30, 2009, there has not been: (i) any Material Adverse Effect on NAIC, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of NAIC’s capital stock, or any purchase, redemption or other acquisition by NAIC of any of NAIC’s capital stock or any other securities of NAIC or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of NAIC’s capital stock, (iv) any granting by NAIC of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by NAIC of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by NAIC of any increase in severance or termination pay or any entry by NAIC into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving NAIC of the nature contemplated hereby, (v) entry by NAIC into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by NAIC with respect to any Governmental Entity, (vi) any material change by NAIC in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of NAIC, (viii) any issuance of capital stock of NAIC, (ix) any revaluation by NAIC of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of NAIC other than in the ordinary course of business or (x) any agreement, whether written or oral, to do any of the foregoing.

3.10 Litigation. There are no claims, suits, actions or proceedings pending or to NAIC’s knowledge, threatened against NAIC, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

3.11 Employee Benefit Plans. NAIC does not maintain, and has no liability under, any employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of the NAIC, or any trade or business (whether or not incorporated) which is under common control with the NAIC within the meaning of Section 414 of the Code (“NAIC Benefit Plan”), and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director or employee of NAIC, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. NAIC is not a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement or future transactions involving NAIC. NAIC has no indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

3.12 Labor Matters. NAIC is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by NAIC and NAIC does not know of any activities or proceedings of any labor union to organize any such employees.

3.13 Business Activities. Since its organization, NAIC has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the NAIC Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon NAIC or to which NAIC is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of NAIC, any acquisition of property by NAIC or the conduct of business by NAIC as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have, a Material Adverse Effect on NAIC.

3.14 Title to Property. NAIC does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which NAIC has a right or obligation to acquire or lease any interest in real property or personal property.

3.15 Taxes. Except as set forth in Schedule 3.15 hereto:

(a) NAIC has timely filed all Returns required to be filed by NAIC with any Tax authority prior to the date hereof, except such Returns which are not material to NAIC. All such Returns are true, correct and complete in all material respects. NAIC has paid all Taxes shown to be due on such Returns.

(b) All Taxes that NAIC is required by Legal Requirement to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) NAIC has not been delinquent in the payment of any Tax that has not been accrued for in NAIC’s books and records of account for the period for which such Tax relates nor is there any Tax deficiency outstanding, proposed or assessed against NAIC, nor has NAIC executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) To the knowledge of NAIC, no audit or other examination of any Return of NAIC by any Tax authority is presently in progress, nor has NAIC been notified of any request for such an audit or other examination.

(e) No adjustment relating to any Returns filed by NAIC has been proposed in writing, formally or informally, by any Tax authority to NAIC or any representative thereof.

(f) NAIC has no liability for any unpaid Taxes which have not been accrued for or reserved on NAIC’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of NAIC in the ordinary course of business, none of which is material to the business, results of operations or financial condition of NAIC or, if any such amount is material, it has been accrued on the books and records of NAIC in accordance with U.S. GAAP.

(g) NAIC has not taken or agreed to take any action not provided for in this Agreement (nor does NAIC have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.16 Environmental Matters. To the knowledge of NAIC, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on NAIC: (i) NAIC has complied with all applicable Environmental Laws; (ii) NAIC is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) NAIC has not been associated with any release or threat of release of any Hazardous Substance; (iv) NAIC has not received any notice, demand, letter, claim or request for information alleging that NAIC may be in violation of or liable under any Environmental Law; and (v) NAIC is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

3.17 Brokers.

(a) Except as set forth on Schedule 3.17(a), NAIC has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(b) Except as set forth on Schedule 3.17(b), Kang has not incurred, nor will he incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Intellectual Property. NAIC does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property.

3.19 Agreements, Contracts and Commitments.

(a) Except as described in the NAIC SEC Reports filed prior to the date of this Agreement, there are no material contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other commitments or obligations of any kind, whether written or oral, to which NAIC is a party or by or to which any of the properties or assets of NAIC may be bound, subject or affected (“NAIC Contracts”). All NAIC Contracts are listed in Schedule 3.19 other than those that are exhibits to the NAIC SEC Reports.

(b) Except as described in the NAIC SEC Reports filed prior to the date of this Agreement, each NAIC Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all NAIC Contracts (or written summaries in the case of oral NAIC Contracts) have been filed with the SEC. Pac City has received all information reasonably requested of NAIC.

(c) Neither NAIC nor, to the knowledge of NAIC, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any NAIC Contract, and no party to any NAIC Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on NAIC. Each agreement, contract or commitment to which NAIC is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on NAIC.

3.20 Insurance. Except for directors’ and officers’ liability insurance, NAIC does not maintain any Insurance Policies.

3.21 Interested Party Transactions. Except as set forth in the NAIC SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or shareholder of NAIC or a member of his or her immediate family is indebted to NAIC nor is NAIC indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of NAIC; (b) to NAIC’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom NAIC is affiliated or with whom NAIC has a material contractual relationship, or any Person that competes with NAIC, except that each employee, shareholder, officer or director of NAIC and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with NAIC; and (c) to NAIC’s knowledge, no officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with NAIC (other than such contracts as relate to any such individual ownership of capital stock or other securities of NAIC).

3.22 Indebtedness. Except as set forth on Schedule 3.22, NAIC has no indebtedness for borrowed money.

3.23 NYSE Amex Listing. NAIC Ordinary Shares, NAIC Warrants and NAIC units are listed for trading on the NYSE Amex (the “NYSEA”). There is no action or proceeding pending or, to NAIC’s knowledge, threatened against NAIC by the NYSEA with respect to any intention by such entity to prohibit or terminate the listing of NAIC’s securities on the NYSEA.

3.24 Board Approval. The board of directors of NAIC (including any required committee or subgroup of the board of directors of NAIC) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the shareholders of NAIC and (iii) resolved to recommend to the shareholders of NAIC that the Merger be approved.

3.25 Trust Fund. As of the date hereof and at the Closing Date, NAIC has and will have no less than $50,000,000 invested in United States Government securities in a trust account administered by Continental (the “Trust Fund”); provided that a portion of the Trust Fund may be utilized in accordance with Sections 5.17 and 5.18 hereof.

3.26 Governmental Filings. Except as set forth in Schedule 3.26, NAIC has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by NAIC of its business (as presently conducted), and true, complete and correct copies of which have heretofore been delivered to Pac City or its counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2010, and NAIC is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon NAIC.

3.27 Other Agreements. To the knowledge of each of NAIC and Kang, neither NAIC nor Kang has any formal or informal agreements, arrangements or understandings that have not been publicly disclosed or otherwise made known to Pac City by NAIC that would materially impede or delay the obtaining of any of the Government Approvals (as hereinafter defined) or the consummation of the Merger and the other transactions contemplated hereby.

3.28 Knowledge. Neither NAIC nor Kang has any knowledge of a fact or circumstance that would materially impede or delay the ability to obtain any of the Government Approvals or materially impede NAIC’s ability to provide Pac City with the Trust Fund as provided for in Section 6.2(g).

3.29 Conduct of Kang. Kang has not engaged in any conduct, actions or participated in any events that would otherwise require him to disclose the same under Item 402(f) of Regulation S-K in any filing by NAIC or Pac City, including all jurisdictions in the United States of America, as well as all foreign jurisdictions.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by Pac City and NAIC. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of Pac City, NAIC and their respective Subsidiaries shall, except to the extent that the other party shall otherwise consent in writing or as contemplated by this Agreement or as set forth in Schedule 4.1, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements and regulations (except where noncompliance would not be reasonably expected to have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required by the terms of this Agreement and except as set forth in Schedule 4.1, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of Pac City, NAIC and their respective Subsidiaries shall not do any of the following:

(a) waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) grant any severance or termination pay to (i) any officer or (ii) any employee, except with respect to Pac City or any of its Subsidiaries, pursuant to applicable Legal Requirement, unless consistent with past practice (but in no case to exceed $50,000 per officer or employee), pursuant to the existing terms of written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c) transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of Pac City, any Subsidiary of Pac City or NAIC, as applicable, or enter into grants to transfer or license to any person future patent rights, other than, with respect to Pac City or any Subsidiary of Pac City in the ordinary course of business consistent with past practices provided that in no event shall Pac City, any Subsidiary of Pac City or NAIC license on an exclusive basis or sell any Intellectual Property of Pac City, any Subsidiary of Pac City or NAIC as applicable;

(d) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, or, except as permitted by Section 5.22, split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) except as permitted by Section 5.18, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of Pac City, any Subsidiary of Pac City and NAIC, as applicable;

(f) except for (i) the issuance by Pac City of capital stock (or securities convertible in to capital stock) at a price no less than $3.25 per share and in aggregate amount of no less than $12 million if the Merger has not been consummated by April 30, 2010 (the “Capital Raise”) or (ii) the issuance by Pac City of capital stock (or securities convertible into capital stock) pursuant to (1) a binding requirement to raise capital imposed by any regulatory agency or (2) circumstances where Pac City has fallen below 8% Tier 1 Leverage, 9% Tier 1 Capital or 11% Total Risk-Based Capital ratios (in any case of subclause (1) or (2), the “Regulatory Capital Raise”), issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities; provided, however, that to the extent that any Regulatory Capital Raise is completed at a price less of than $3.25 per share, the ratio used for the conversion of NAIC Ordinary Shares into Pac City Common Stock set forth in Section 1.5(a) shall be adjusted to reflect the price used in the Regulatory Capital Raise and the ratio used for the conversion of NAIC Warrants into Pac City Warrants set forth in Section 1.5(d) shall be adjusted to reflect the price used in the Regulatory Capital Raise such that the 3.0769 conversion factor shall be changed to that number derived by dividing $10.00 by the per-share price in the Regulatory Capital Raise;

(g) except in connection with the Merger, amend its Charter Documents;

(h) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of Pac City and its Subsidiaries, which are material, individually or in the aggregate, to the business of Pac City and its Subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

(i) sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to Pac City and its Subsidiaries, (A) sales of loans, collateral, securities or inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of Pac City and its Subsidiaries, taken as a whole;

(j) except with respect to Pac City and its Subsidiaries, as contemplated by the Capital Raise and, with respect to NAIC, as permitted pursuant to Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NAIC or Pac City or any Subsidiary of Pac City, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than providing letters of credit, drawing upon existing credit facilities or engaging in other banking activities in the ordinary course of business consistent with past practice;

(k) adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to Pac City and its Subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to Pac City and its Subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable Legal Requirement;

(l) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the NAIC SEC Reports filed prior to the date of this Agreement or Pac City’s Unaudited Financial Statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Pac City or any Subsidiary of Pac City is a party or of which Pac City or any Subsidiary of Pac City is a beneficiary or to which NAIC is a party or of which NAIC is a beneficiary, as applicable;

(m) except in the ordinary course of business consistent with past practices, modify, amend or terminate any Material Pac City Contract or NAIC Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

(o) except, in the case of Pac City and its Subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $250,000 in any 12-month period;

(p) settle any litigation, except in the case of Pac City or any Subsidiary of Pac City, where the consideration given is other than monetary in an amount less than $250,000 or to which an Insider is a party;

(q) permit or take any action to cause the termination of the FDIC deposit insurance status of any banking Subsidiary of Pac City, as applicable;

(r) make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable Legal Requirement, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(s) take any action not provided for or contemplated in this Agreement that would cause the Merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Code;

(t) form or establish any subsidiary except, in the case of Pac City or any Subsidiary of Pac City, in the ordinary course of business consistent with prior practice;

(u) permit any Person (to the extent permission is required) to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(v) make capital expenditures except, in the case of Pac City or any Subsidiary of Pac City, in accordance with prudent business and operational practices consistent with past practices;

(w) enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders, managers, members or other Affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices;

(x) in the case of NAIC, except in connection with or as a result of this Agreement or the transactions contemplated hereby, violate or fail to comply with any listing requirements or take any action that would jeopardize its listing on the NYSEA; or

(y) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (w) above.

4.2 No Solicitation.

(a) For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal, offer or expression of interest by any Person (other than NAIC and its affiliates) relating to a merger, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction or business combination involving Pac City or any Subsidiary of Pac City, or the issuance of any securities (or rights to acquire securities) of Pac City or any Subsidiary of Pac City, or any similar transaction, or any agreement, arrangement or understanding requiring Pac City to abandon, terminate or fail to consummate the transactions contemplated hereby. “Superior Proposal” shall mean any bona fide written Acquisition Proposal pursuant to which a third party would own 50% or more of the assets, revenue or net income of Pac City or any Subsidiary of Pac City, or in the case of the issuance of securities (or rights to acquire securities) of Pac City or any Subsidiary of Pac City, such third party would represent 50% or more of the voting power in Pac City or any Subsidiary of Pac City, on terms that the board of directors of Pac City determines in its good faith judgment are more favorable to Pac City’s shareholders than the transactions contemplated hereby (taking into account the various legal, financial and regulatory aspects of the proposal and the Person making the proposal and any changes to the transactions proposed by NAIC in response to the receipt by Pac City of such proposal) and that is not subject to any material contingency unless, in the good faith judgment of the board of directors of Pac City, such contingency is reasonably capable of being satisfied. “Change in Recommendation” means the recommendation by Pac City’s board of directors or any committee thereof to Pac City’s shareholders to vote in favor of any Acquisition Proposal.

(b) From the date hereof until the Effective Time:

(i) Pac City and each Subsidiary of Pac City shall, and shall cause its officers, directors, employees, representatives and agents, immediately cease any activities, discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal, and request the return or destruction of all confidential information regarding Pac City provided to any such persons on or prior to the date of this Agreement pursuant to the terms of any confidentiality agreements or otherwise. Pac City and each Subsidiary of Pac City shall not, and shall cause its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) solicit, participate in, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations (including by way of furnishing information) regarding any Acquisition Proposal; provided, however, that in response to an Acquisition Proposal received by Pac City or any Subsidiary of Pac City (other than as a result of a material breach by Pac City of this Section 4.2) after the date hereof that the board of directors of Pac City determines in good faith, after consultation with its legal and financial advisors, may reasonably be expected to lead to a Superior Proposal, and subject to compliance with the following provisions of this Section 4.2, (x) furnish information with respect to Pac City to the person making such Superior Proposal pursuant to a confidentiality agreement and (y) participate in discussions or negotiations regarding such Acquisition Proposal.

(ii) Except as set forth in this Section 4.2, neither the board of directors of Pac City nor any committee thereof shall (1) make or publicly propose to make a Change in Recommendation, (2) approve or recommend or take no position with respect to, or publicly propose to approve or recommend or take no position with respect to, an Acquisition Proposal or (3) cause Pac City or any Subsidiary of Pac City to enter into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)). Notwithstanding the foregoing, if, after consultation with outside counsel that it is required to do so to comply with its fiduciary duties to the Pac City shareholders under applicable Legal Requirement, the board of directors of Pac City may, provided that Pac City has complied in all material respects with its obligations under this Section 4.2(b), in response to a Superior Proposal that was received by Pac City after the date hereof, (x) make a Change in Recommendation or (y) in the event Pac City enters into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)) pursuant to (3) above, terminate this Agreement, but in each such case only at a time that is after the third business day following NAIC’s receipt of written notice advising NAIC that the board of directors of Pac City has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and with regard to (y), only if Pac City is in compliance in all material respects with Sections 4.2 and 7.3 and simultaneously with taking such action it terminates this Agreement and also executes a definitive agreement to implement such Superior Proposal.

(iii) Pac City shall promptly advise NAIC orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. Pac City will keep NAIC reasonably informed on a reasonably current basis of any material change in the details (including amendments) of any such request or Acquisition Proposal. Pac City will promptly provide NAIC with any documents received from any such person and promptly provide NAIC such information as it may reasonably request.

(c) Nothing contained in this Section 4.2 shall prohibit Pac City from taking and disclosing to its shareholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to Pac City’s shareholders if, in the good faith judgment of the board of directors of Pac City, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable Legal Requirement.

(d) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that NAIC shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, specific performance being the sole remedy with respect to this Section 4.2 if it is available. Without limiting the foregoing, it is understood that any violation of the restriction set forth above by any officer, director, employee, investment banker, attorney, accountant, consultant or other agent or advisor of Pac City shall be deemed to be a breach of this Agreement by Pac City.

(e) Notwithstanding anything to the contrary herein, nothing in this Section 4.2 shall restrict Pac City’s rights to pursue, negotiate, provide information in connection with, and complete any Capital Raise or Regulatory Capital Raise; provided that such Capital Raise or Regulatory Capital Raise does not contain terms that would be reasonably likely to prevent or prohibit the consummation of the Merger and the other transactions contemplated hereby or would result in a change in the current composition of the board of directors of Pac City or any Subsidiary thereof, restrict any asset or activity of Pac City or any Subsidiary thereof, result in any party owning 50% or more of the assets, revenue or net income of Pac City or any Subsidiary of Pac City, or in any party owning or controlling more than 50% of the voting power in Pac City or any Subsidiary of Pac City; and provided further that Pac City shall timely advise NAIC of any such negotiation and timely provide all documentation relating to any potential Capital Raise or Regulatory Capital Raise for NAIC’s reasonable review prior to consummation of same.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Registration Statement; Special Meeting.

(a) As soon as is reasonably practicable after execution of this Agreement, Pac City and NAIC shall prepare and Pac City shall file with the SEC under the Securities Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 and/or such other applicable form (the “Registration Statement”) which shall include proxy materials for the purpose of soliciting proxies from holders of NAIC Ordinary Shares to vote, at a meeting of the holders of NAIC Ordinary Shares to be called as soon as practicable for such purpose (the “Special Meeting”), in favor of, among other things, (i) the adoption of this Agreement and the approval of the Merger, (ii) the adoption of amendments to NAIC’s Charter Documents to allow NAIC to complete the Merger as contemplated hereby, (iii) the redomestication of NAIC from the Cayman Islands to California and (iv) an adjournment proposal to adjourn the Special Meeting if, based on the tabulated vote count, NAIC is not authorized to proceed with the

Merger (romanettes (i) through (iv), collectively, the “NAIC Shareholder Approval”). Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purposes of (1) soliciting proxies from holders of NAIC Ordinary Shares for the matters to be acted upon at the Special Meeting and (2) issuing the shares of Pac City Common Stock and Pac City Warrants in connection with the Merger (the “Proxy Statement/Prospectus”). Pac City and NAIC shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Each of NAIC and Pac City shall also take any and all commercially reasonable actions required to satisfy the requirements of the Securities Act and the Exchange Act. Prior to the Closing Date, to the extent required by applicable Legal Requirement, Pac City shall cause the shares of Pac City Common Stock and Pac City Warrants to be issued to the recipients under this Agreement to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by NAIC that recipients reside and to take any other such actions that may be necessary to enable the Pac City Common Stock and Pac City Warrants be issued pursuant to the Merger and the terms of this Agreement in each such jurisdiction. Filing fees with respect to the Registration Statement and blue sky filings shall be paid by Pac City and NAIC in equal amounts.

(b) As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, Pac City acting through its board of directors, and in accordance with applicable law, shall (i) duly call, give notice of, convene and hold the Pac City Shareholders Meeting for the purpose of obtaining the Pac City Shareholders Approval and (ii) (A) include in the notice included in the Proxy Statement/Prospectus the recommendation of the board of directors that Pac City stockholders vote in favor of the adoption of this Agreement and the Merger (the “Pac City Board Recommendation”) and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the Pac City shareholders.

(c) As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, NAIC shall distribute the Proxy Statement/Prospectus to the holders of NAIC Ordinary Shares and NAIC Warrants, respectively, and, pursuant thereto, shall call the Special Meeting in accordance with applicable Legal Requirement and, subject to the other provisions of this Agreement, solicit proxies from the holders of the NAIC Ordinary Shares to vote in favor of the matters described in Section 5.1(a).

(d) Pac City and NAIC each agree to comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the CGCL and the Companies Law in the preparation, filing and distribution of the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting and the Pac City Shareholders Meeting. Without limiting the foregoing, each of Pac City and NAIC shall ensure that the Proxy Statement/Prospectus does not, as of the date on which it is first distributed, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(e) NAIC, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of NAIC Ordinary Shares vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use commercially reasonable efforts to obtain the NAIC Shareholder Approval.

5.2 Post-Merger Directors and Officers. The parties shall take all necessary action so that the persons listed in Schedule 5.2 are elected to the positions of officers and directors of Pac City and each Subsidiary of Pac City, as set forth therein, to serve in such positions effective immediately after the Closing. If any Person listed in Schedule 5.2 is unable to serve, the party appointing such Person shall designate a successor.

5.3 HSR Act. If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, NAIC and Pac City shall each prepare and file the notifications and any other information required of it thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notifications in accordance with all applicable requirements of all Governmental Entities. NAIC and Pac City shall cooperate in good faith with each other and such Governmental Entities. NAIC and Pac City shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Entity with respect to such transactions, (c) request an early termination of the waiting period under the HSR Act and (d) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Filing fees with respect to the notifications required under the HSR Act shall be paid by Pac City.

5.4 Other Actions.

(a) As promptly as practicable after execution of this Agreement, NAIC shall prepare and file a Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 6-K”), which Pac City shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Promptly after the execution of this Agreement, NAIC and Pac City shall also mutually agree on and issue a press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) At least five (5) days prior to Closing, Pac City shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by Pac City and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (“Closing Form 8-K”), which NAIC shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Prior to Closing, NAIC and Pac City shall mutually agree on and issue a press release announcing the consummation of the Merger hereunder (“Closing Press Release”). Concurrently with the Closing, Pac City shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Pac City shall file the Closing Form 8-K with the Commission.

5.5 Required Information. In connection with the preparation of the Signing Form 6-K, the Signing Press Release, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of NAIC and/or Pac City to any Government Entity or other third party in connection with the Merger and the other transactions contemplated hereby, and for such other reasonable purposes, Pac City and NAIC each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers, managers, members and shareholders (including the directors of Pac City to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of Pac City and NAIC to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.6 Confidentiality; Access to Information.

(a) Confidentiality. Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Subject to the provisions of Section 5.7, each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by Legal Requirement or stock exchange or regulatory authority rule. In the event this Agreement is terminated as provided in Article VII hereof, each party (i) will destroy or return or cause to be destroyed or returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (ii) will use its best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

(b) Access to Information.

(i) Pac City will afford NAIC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and key personnel of Pac City and each Subsidiary of Pac City during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties, to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of Pac City and each Subsidiary of Pac City as NAIC may reasonably request. No information or knowledge obtained by NAIC in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii) NAIC will afford Pac City and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of NAIC during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties (the existence and scope of which have been disclosed to Pac City), to obtain all information concerning the business, including properties, results of operations and personnel of NAIC, as Pac City may reasonably request. No information or knowledge obtained by Pac City in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.7 Public Disclosure. From the date of this Agreement until Closing or termination of this Agreement, the parties shall cooperate in good faith to jointly prepare and mutually agree upon all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of NAIC (in the case of Pac City) or Pac City (in the case of NAIC), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement or any terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to confidential communications by any party to its counsel, accountants, investors, and other professional advisors.

5.8 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of NAIC and Pac City agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including the consents referred to in Schedule 2.5 of Pac City Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, NAIC and its board of directors, and Pac City and its board of directors, shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require NAIC or Pac City to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

(b) From and after the date hereof, each of NAIC, Pac City and Kang shall use its or his commercially reasonable best efforts in good faith and in a timely manner to take or cause to be taken as promptly as practicable all such steps as shall be necessary (i) to obtain the prior approval, consent or non-objection of, or waiver by, the Department of Financial Institutions of the State of California pursuant to Section 700 et seq. of the California Financial Code and the Board of Governors of the Federal Reserve System under the federal Change In Bank Control Act for the acquisition by Kang of the shares of Pac City Common Stock and the Pac City Warrants by means of the Merger and the other transactions contemplated hereby, and/or any such other consent, approval, waiver or non-objection requirements of U.S. federal and state and foreign banking or other governmental authorities for the consummation of the transactions contemplated by this Agreement as shall be applicable to or the responsibility of Pac City, NAIC and/or Kang pursuant to Legal Requirements governing or triggered by such transactions(such notices, consents, waivers, approvals and non-objections referred to in this clause (i) of Section 5.8(b) herein referred to as the “Government Approvals”); (ii) to ensure that all applicable Legal Requirements and other requirements to the consummation of the Merger are met; and (iii) to satisfy promptly all requirements prescribed by Legal Requirements or by any of the Government Approvals, including in respect of all applications, notices or other filings required to be submitted in order to obtain such Government Approvals (each an “Application”). Each of NAIC, Pac City and Kang, as applicable, shall promptly provide all information requested by any Governmental Entity in connection with the Applications and all such information shall be true and complete in all material respects. At least three business days prior to any submission of any initial Application, the party so submitting the Application shall provide the other parties hereunder with a draft of such Application for review and comment. As soon as reasonably practicable after receipt, the party submitting such Application shall provide the other parties hereunder with copies of material correspondence that it or he receives from or provides to regulatory agencies regarding the Government Approvals and an oral summary of any material oral communications between such submitting party and his or its agents and regulatory agencies regarding the Government Approvals, (the information provided to Pac City shall exclude any confidential information that has been (i) deemed by NAIC to be personal confidential information of Kang or any NAIC employee and (ii) deemed by NAIC to not materially impede the Government Approval, but a complete list of such confidential information with reasonable detail shall be provided promptly to Pac City and if Pac City deems any of the excluded confidential information to be material, Kang and NAIC hereby agree to discuss the substantive nature of the excluded information).

5.9 Sale Restrictions. No public market sales of shares of the Pac City Common Stock shall be made by any Person listed on Schedule 5.9 hereto during the period prescribed by and as otherwise permitted pursuant by the lock-up agreements (in the form of Exhibit E hereto) executed by such Persons in connection with this Agreement (the “Lock-Up Agreements”).

5.10 No Securities Transactions. Neither Pac City, NAIC nor any of their respective affiliates, directly or indirectly, shall engage in any transactions involving the securities of Pac City or NAIC, respectively, prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Each of Pac City and NAIC shall use commercially reasonable efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

5.11 No Claim Against Trust Fund. Notwithstanding anything else in this Agreement, Pac City acknowledges that it has read NAIC’s final prospectus dated July 23, 2008 and understands that NAIC has established the Trust Fund for the benefit of NAIC’s public shareholders and that NAIC may disburse monies from the Trust Fund only (a) to NAIC’s public shareholders in the event they elect to convert their shares into cash in accordance with NAIC’s Charter Documents and/or the liquidation of NAIC, (b) to NAIC after, or concurrently with, the consummation of a business combination, and (c) to NAIC in limited amounts for its working capital requirements and tax obligations. Pac City further acknowledges that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated as provided in NAIC’s Charter Documents, NAIC will be obligated to return to its public shareholders the amounts being held in the Trust Fund. Accordingly, Pac City, for itself and its Subsidiaries, affiliated entities, directors, officers, employees, shareholders, representatives, advisors and all other associates and affiliates, hereby waive all rights, title, interest or claim of any kind against NAIC to collect from the Trust Fund any monies that may be owed to them by NAIC for any reason whatsoever, including but not limited to a breach of this Agreement by NAIC or any negotiations, agreements or understandings with NAIC (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way.

5.12 Disclosure of Certain Matters. Each of NAIC and Pac City will provide the other with prompt written notice of any event, development or condition that (a) would cause any of the conditions set forth in Article VI will not be satisfied or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

5.13 Securities Listing. NAIC and Pac City shall use commercially reasonable efforts to obtain listing for trading of the Pac City Common Stock and Pac City Warrants on the NYSEA.

5.14 Directors’ and Officers’ Liability Insurance.

(a) From and after the Effective Time, Pac City shall provide indemnification for each Person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of NAIC, Pac City or any Subsidiary of Pac City (the “Indemnified Parties”) which is at least as favorable to such persons as the indemnification provided to the Indemnified Parties by NAIC immediately prior to the Effective Time in their respective Charter Documents, as in effect on the date hereof; provided, that such indemnification covers actions on or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b) In addition to the rights provided in Section 5.14(a), in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any action by or on behalf of any or all security holders of Pac City, any Subsidiary of Pac City or NAIC, or by or in the right of Pac City, any Subsidiary of Pac City or NAIC, or any claim, action, suit, proceeding or investigation (collectively, for this Section 5.14, “Claims”) in which any of the Indemnified Parties is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was an officer or director of NAIC, Pac City or any Subsidiary of Pac City or any action or omission or alleged action or omission by such Person in his capacity as an officer or director, or (ii) this Agreement or the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, Pac City shall from and after the Effective Time indemnify and hold harmless the Indemnified Parties from and against any losses, claims, liabilities, expenses (including reasonable attorneys’ fees and expenses), judgments, fines or amounts paid in settlement arising out of or relating to any such Claims. Pac City hereby agrees to use its reasonable best efforts to cooperate in the defense of such Claims. In connection with any such Claim, the Indemnified Parties shall have the right to select and retain one counsel, at the cost of Pac City, subject to the consent of Pac City (which consent shall not be unreasonably withheld or delayed) and more than one counsel if, in the opinion of such counsel, the interests of such Indemnified Parties with respect to such Claim diverge or could be reasonably expected to diverge. In addition, after the Effective Time, in the event of any such threatened or actual Claim, Pac City shall promptly pay and advance reasonable expenses and costs incurred by each of the Indemnified Parties as they become due and payable in advance of the final disposition of the Claim to the fullest extent and in the manner permitted by Legal Requirement. Notwithstanding the foregoing, Pac City shall not be obligated to advance any expenses or costs prior to receipt of an undertaking by or on behalf of the Indemnified Parties, such undertaking to be accepted without regard to the creditworthiness of the Indemnified Parties, to repay any expenses advanced if it shall ultimately be determined that the Indemnified Parties is not entitled to be indemnified against such expense. Notwithstanding anything to the contrary set forth in this Agreement, Pac City (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld or delayed), and (ii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Legal Requirement. In the event of a final and non-appealable determination by a court that any payment of expenses is prohibited by applicable Legal Requirement, the Indemnified Party shall promptly refund to Pac City the amount of all such expenses theretofore advanced pursuant hereto. Any Indemnified Party wishing to claim indemnification under this Section 5.14, upon learning of any such Claim, shall promptly notify Pac City of such Claim and the relevant facts and circumstances with respect thereto; provided, however, that the failure to provide such notice shall not affect the obligations of the Pac City except to the extent such failure to notify actually prejudices Pac City’s ability to defend such Claim.

(c) Prior to the Effective Time, Pac City shall obtain and fully pay for “tail” insurance policies with a claims period of six (6) years from and after the Effective Time from one or more insurance carriers with the same or better credit rating than the highest credit rating currently held by NAIC’s and Pac City respective insurance carriers, as a group, with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as NAIC’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).

(d) For a period of six (6) years after the Closing Date, Pac City shall cause to be maintained in effect the current D&O Insurance maintained by Pac City (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous); provided that in no event shall Pac City be required to expend in excess of 300% of the annual premiums currently paid by Pac City for such insurance; provided further that if the annual premiums exceed such amount, Pac City shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Pac City or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Pac City assume the obligations set forth in this Section 5.14.

(f) The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of NAIC, Pac City or any Subsidiary of Pac City for all periods ending on or before the Closing Date.

5.15 Access to Financial Information. Pac City will, and will use commercially reasonable efforts to cause its auditors to (a) continue to provide NAIC and its advisors access to all of Pac City’s financial information used in the preparation of its Financial Statements and (b) cooperate fully with any reviews performed by NAIC or its advisors of any such financial statements or information.

5.16 NAIC Borrowings; Indebtedness. Through the Closing, NAIC shall be allowed to borrow from its directors, officers and/or shareholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of NAIC in due course on a non-interest bearing basis and repayable at Closing from the Trust Fund. Any indebtedness of NAIC existing immediately prior to the Closing shall be paid in full immediately upon the release of funds from the Trust Fund.

5.17 Trust Fund Disbursement. All liabilities and obligations of NAIC due and owing or incurred at or prior to the Effective Time shall be paid from the Trust Fund immediately upon Closing, including all amounts payable (i) in connection with any of the arrangements or transactions contemplated by Section 5.18 (including all costs and expenses in connection therewith), (ii) as deferred underwriters’ compensation in connection with NAIC’s initial public offering, (iii) for income tax or other tax obligations of NAIC prior to Closing, (iv) as repayment of loans and reimbursement of expenses to directors, officers and founding shareholders of NAIC, (v) to third parties (e.g., professionals, printers, etc.) who have rendered services to NAIC in connection with its operations and efforts to effect a business combination, including the Merger and (vi) to shareholders who elect to have their shares converted to cash in accordance with the provisions of NAIC’s Charter Document. The balance, if any, shall be released to Pac City.

5.18 Certain Actions with Respect to NAIC Securities. It is agreed that, notwithstanding anything to the contrary contained in this Agreement, NAIC and its affiliates shall be permitted to use proceeds of the Trust Fund upon closing of the Merger as necessary to fund agreements and arrangements relating to the repurchase or redemption of NAIC Ordinary Shares for the purposes of enhancing the likelihood of and securing the NAIC Shareholder Approval.

5.19 Certain Tax Matters. Each of NAIC and Pac City (and their Affiliates) will use commercially reasonable efforts, and each party agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code.

5.20 Escrow and Exchange of Founder’s Shares.

(a) Upon the Effective Date, all 1,250,000 founder shares issued by NAIC prior to its initial public offering (“Founders Shares”) shall be exchanged for 3,846,125 shares of Pac City Common Stock (“New Founder’s Shares”). Of such New Founder’s Shares:

(i) 769,225 New Founders Shares will be exchanged for warrants to purchase Pac City Common Stock on the Closing Date, with such warrant having an exercise price of $10.00 per share; and

(ii) if the Trust Fund contains less than $50 million (after taking into account funds held in the Trust Fund used to purchase Public Shares as provided in Section 5.18 or to pay shareholders who elect to have their shares converted to cash in accordance with the provisions of NAIC’s Charter Documents as provided in Section 5.17, but crediting to the Trust Fund any Allocable Regulatory Capital Raise Proceeds (as defined below) and not including any expenses of the Merger including all other items listed in Section 5.17 (such amount referred to herein as the “Trust Balance”)), then a portion of the remaining Founder’s Shares that will be issued to Kang shall continue to be held in escrow with Continental until released as indicated below. The number of Founder’s Shares held in escrow shall be equal to the product of 3,076,900 multiplied by a fraction, the numerator of which is the difference between $50 million and the Trust Balance and the denominator of which is $50 million. “Allocable Regulatory Capital Raise Proceeds” shall mean the aggregate gross proceeds of any Regulatory Capital Raise or series of Regulatory Capital Raises, less up to an aggregate of $5 million of such gross proceeds generated from sales to then existing shareholders of Pac City.

(b) Any Founder’s Shares that are held in escrow shall be released to Kang if any of the following conditions are met at any point within five (5) years after the Effective Date:

(i) If Pac City or any Subsidiary of Pac City successfully consummates a capital raise of common stock, preferred stock, or any other type of security convertible into common stock at a price of $3.25 or above, then a number of Founder’s Shares equal to the product of (i) 3,076,900 and (ii) the quotient of (X) the gross proceeds received by Pac City or any Subsidiary of Pac City in the capital raise

(before any and all transaction fees and expenses) and (Y) $50 million will be immediately released from escrow. For purposes of this clause, if Pac City or any Subsidiary of Pac City consummates the acquisition of a bank or company through the issuance of common stock, preferred stock or any other type of security convertible into common stock, the market value of such securities issued will be considered “gross proceeds received by Pac City or any Subsidiary of Pac City” and be credited towards the above calculation. Additional Founder’s Shares will be released from escrow on the closing of each subsequent capital raise or acquisition.

(ii) If a capital raise proposed by Kang is rejected by the Board of Directors of Pac City or any Subsidiary of Pac City and the closing stock price of Pac City is above $3.80 for twenty (20) consecutive trading days, any and all remaining escrowed Founder’s Shares will be released immediately.

5.21 Exchange Act Registration. At or prior to the consummation of the Merger, Pac City shall register the Pac City Common Stock and Pac City Warrants under the provisions of the Exchange Act.

5.22 Memorandum of Understanding. Notwithstanding anything to the contrary contained in this Agreement, if, from and after the date hereof, Pac City receives a regulatory action in the form of a Memorandum of Understanding, a written agreement or a Cease and Desist Order, Pac City shall promptly notify NAIC of such receipt and deliver the contents of such regulatory action to NAIC. NAIC shall have five (5) business days after the receipt of the contents of the regulatory action to give notice to Pac City of its intent to terminate the Agreement (the “MOU Termination”) without any resulting penalties or termination or other fees or payments owing to or from either NAIC or Pac City. For the avoidance of doubt, failure by NAIC to give notice of the MOU Termination within said period shall be deemed to be a waiver by NAIC of its rights herein.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(b) NAIC Shareholder Approval. The NAIC Shareholder Approval shall have been obtained.

(c) HSR Act; No Order. All specified waiting periods under the HSR Act shall have expired (or been terminated early), and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

(d) Lock-Up Agreements. The Lock-Up Agreements shall have been executed and delivered by the individuals listed on Schedule 5.9 hereto and shall be in full force and effect.

(e) Government Approvals. All Government Approvals shall have been obtained and same shall not have been revoked, and the legally required waiting or protest periods of or relating to any such Government Approvals shall have been met and any and all required notices, including notices to depositors if and as required, shall be have been given; provided, however, that such Government Approvals shall have been granted without any condition or restriction that would reasonably be expected to have a Material Adverse Effect on Pac City or its Subsidiaries or otherwise materially and adversely impair the economic benefits to the combined enterprise of the transactions contemplated hereby.

6.2 Additional Conditions to Obligations of Pac City. The obligations of Pac City to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Pac City:

(a) Representations and Warranties. Each representation and warranty of NAIC contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. Pac City shall have received a certificate with respect to the foregoing signed on behalf of NAIC by an authorized officer of NAIC (“NAIC Closing Certificate”).

(b) Agreements and Covenants. NAIC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the NAIC Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

(d) Consents. NAIC shall have obtained the consents, waivers and approvals required to be obtained by NAIC in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NAIC and the NAIC Closing Certificate shall include a provision to such effect.

(e) SEC Compliance. Immediately prior to Closing, NAIC shall be in compliance in all material respects with the reporting requirements under the Securities Act and Exchange Act.

(f) Other Deliveries. At or prior to Closing, NAIC shall have delivered to Pac City (i) copies of resolutions and actions taken by NAIC’s board of directors and shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Pac City and its counsel in order to consummate the transactions contemplated hereunder.

(g) Trust Fund. NAIC shall have made appropriate arrangements, subject to Section 5.18, to have the Trust Fund dispersed immediately upon the Closing and in accordance with Section 5.17.

6.3 Additional Conditions to the Obligations of NAIC. The obligations of NAIC to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by NAIC:

(a) Representations and Warranties. Each representation and warranty of Pac City contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date, with the same force and effect as if made on the Closing Date. NAIC shall have received a certificate with respect to the foregoing signed on behalf of Pac City by an authorized officer of Pac City (“Pac City Closing Certificate”).

(b) Agreements and Covenants. Pac City shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date, and Pac City Closing Certificate shall include a provision to such effect.

(c) No Litigation. No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Pac City to own, operate or control any of the assets and operations of Pac City following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d) Consents. Pac City shall have obtained the consents, waivers and approvals required to be obtained by Pac City in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Pac City and the Pac City Closing Certificate shall include a provision to such effect.

(e) Continuation of Banking Activities. Pac City and each Subsidiary of Pac City, as applicable, shall remain FDIC insured with no action pending, threatened or contemplated to terminate FDIC deposit insurance.

(f) Other Deliveries. At or prior to Closing, Pac City shall have delivered to NAIC: (i) copies of resolutions and actions taken by Pac City’s board of directors and shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by NAIC and its counsel in order to consummate the transactions contemplated hereunder.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of NAIC and Pac City at any time;

(b) by either NAIC or Pac City if the Merger shall not have been consummated by July 23, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either NAIC or Pac City if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by Pac City, upon a material breach of any representation, warranty, covenant or agreement on the part of NAIC or Kang set forth in this Agreement, or if any representation or warranty of NAIC shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by NAIC or Kang is curable by NAIC or Kang prior to the Closing Date, then Pac City may not terminate this Agreement under this Section 7.1(d) for forty-five (45) days after delivery of written notice from Pac City to NAIC of such breach (except to the extent that such forty-five (45)-day period is within forty-five (45) days from the Termination Date in which case NAIC or Kang, as the case may be, may only cure such breach up to the Termination Date), provided NAIC or Kang continues to exercise commercially reasonable efforts to cure such breach (it being understood that Pac City may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have materially breached this Agreement or if such breach by NAIC or Kang is cured during such forty-five (45) day period;

(e) by NAIC, upon a material breach of any representation, warranty, covenant or agreement on the part of Pac City set forth in this Agreement, or if any representation or warranty of Pac City shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by Pac City prior to the Closing Date, then NAIC may not terminate this Agreement under this Section 7.1(e) until forty-five (45) days after delivery of written notice from NAIC to Pac City of such breach (except to the extent that such forty-five (45)-day period is within forty-five (45) days from the Termination Date in which case Pac City may only cure such breach up to the Termination Date), provided Pac City continues to exercise commercially reasonable efforts to cure such breach (it being understood that NAIC may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such breach by Pac City is cured during such forty-five (45)-day period); or

(f) by NAIC:

(i) if Pac City’s board of directors or any committee thereof makes or publicly proposes to make a Change in Recommendation pursuant to Section 4.2(b)(ii)(1); or

(ii) if Pac City’s board of directors or any committee thereof approves or recommends or, after two business days following receipt of an Acquisition Proposal, takes no position with respect to, or publicly proposes to approve or recommend or, after five business days following receipt of an Acquisition Proposal, take no position with respect to, an Acquisition Proposal pursuant to Section 4.2(b)(ii)(2); or

(iii) if Pac City’s shareholders withdraw or revoke their consent approving the Pac City Shareholder Approval; or

(iv) any action is brought by or before any Government Entity to enjoin, restrain or modify the transactions contemplated hereby; or

(g) by Pac City if Pac City’s board of directors or any committee thereof causes Pac City or any Subsidiary of Pac City to enter into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)) pursuant to Section 4.2(b)(ii)(3), provided that (i) the Company has complied with all provisions thereof, including the notice provisions therein and (ii) has paid the Termination Fee to NAIC pursuant to Section 7.3; or

(h) by Pac City if NAIC fails to obtain NAIC Shareholder Approval at the Shareholder Meeting or any subsequent meeting following an adjournment of the Shareholder Meeting; or

(i) as provided under Section 5.22; or

(j) by either NAIC or Pac City if any Governmental Entity which must grant a Government Approval has denied such Government Approval and such denial has become final and nonappealable; provided, however, that such right to terminate this Agreement shall not be available to a party if such party’s failure to comply in all material respects with this Agreement, including under Section 5.8(b), was a cause of such denial.

7.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(d) or Section 7.1(e) and the proviso therein is applicable, forty-five (45) days after) the delivery of written notice of the terminating party to the other parties hereto.

(b) In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6(a), 5.11, 7.2 and 7.3 and Article IX (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

7.3 Termination Fee.

(a) In the event that NAIC elects to terminate this Agreement pursuant to Sections 7.1(e) or 7.1(f) (other than Section 7.1(f)(iv)), or Pac City elects to terminate this Agreement pursuant to Section 7.1(g), then Pac City shall pay to NAIC an amount in cash equal to $3,000,000 (the “Termination Fee”) by wire transfer or other means reasonably acceptable to NAIC immediately upon termination of this Agreement.

(b) In the event that Pac City elects to terminate this Agreement pursuant to Section 7.1(d), then NAIC shall pay to Pac City the Termination Fee by wire transfer or other means reasonably acceptable to Pac City immediately upon termination of this Agreement.

(c) Kang hereby irrevocably and unconditionally guarantees the performance of NAIC to pay the Termination Fee if required pursuant to Section 7.3(b).

ARTICLE VIII

DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“AAA”	Section 9.8
“Acquisition Proposal”	Section 4.2(a)
“Affiliate”	Section 9.2(f)
“Agreement”	Section 1.1
“Allocable Regulatory Capital Raise Proceeds:	Section 5.20(a)(ii)
“Applicable Law”	Section 1.3
“Application”	Section 5.8(b)
“Approvals”	Section 2.1(a)
“Audited Financial Statements”	Section 2.7(a)
“Blue Sky Laws”	Section 2.3(b)
“Capital Raise”	Section 4.1(f)
“Certificate of Merger”	Section 1.2
“CGCL”	Recital A
“Change in Recommendation”	Section 4.2(a)
“Charter Documents”	Section 2.1(a)
“Claims”	Section 5.14(b)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Form 8-K”	Section 5.4(b)
“Closing Press Release”	Section 5.4(b)
“Code”	Section 2.11(a)
“Companies Law”	Recital A
“Continental”	Section 1.5(d)
“Copyrights”	Section 2.18(a)(i)
“D&O Insurance”	Section 5.14(c)
“Deposit/Deposits”	Section 2.24(a)
“Dissenting Shares”	Section 1.5(i)
“Effective Time”	Section 1.2
“Environmental Law”	Section 2.16(b)

“ERISA”	Section 2.11(a)
“ERISA Affiliate”	Section 2.11(a)
“Exchange Agent”	Section 1.6(a)
“FDIC”	Section 2.5(b)
“Financial Statements”	Section 2.7(a)
“Founder’s Shares”	Section 5.20(a)
“Governmental Action/Filing”	Section 2.21(c)
“Governmental Entity”	Section 9.2(g)
“Government Approvals”	Section 5.8(b)
“Hazardous Substance”	Section 2.16(c)
“HSR Act”	Section 2.5(b)
“Indemnified Parties”	Section 5.14(a)
“Insider”	Section 2.19(a)(i)
“Insurance Policies”	Section 2.20
“Intellectual Property”	Section 2.18(a)(i)
“knowledge”	Section 9.2(d)
“Legal Requirements”	Section 9.2(b)
“Letter of Transmittal”	Section 1.6(c)
“Lien”	Section 9.2(e)
“Lock-Up Agreements”	Section 5.9
“Material Adverse Effect”	Section 9.2(a)
“Material Pac City Contracts”	Section 2.19(a)
“Merger”	Recital A
“MOU Termination”	Section 5.22
“NAIC”	Heading
“NAIC Benefit Plan”	Section 3.11
“NAIC Certificates”	Section 1.5(h)
“NAIC Closing Certificate”	Section 6.2(a)
“NAIC Contracts”	Section 3.19(a)
“NAIC Options”	Section 3.3(b)
“NAIC Ordinary Shares”	Section 1.5(a)
“NAIC Preferred Shares”	Section 3.3(a)
“NAIC Schedule”	Article III Preamble
“NAIC SEC Reports”	Section 3.7(a)
“NAIC Shareholder Approval”	Section 5.1(a)
“NAIC Units”	Section 1.5(e)
“NAIC Warrant”	Section1.5(d)
“New Founder’s Shares”	Section 5.20(a)
“Nonqualified Deferred Compensation Plan”	Section 2.11(e)
“NYSEA”	Section 3.23
“Pac City”	Header
“Pac City Board Recommendation”	Section 5.1(b)
“Pac City Closing Certificate”	Section 6.3(a)
“Pac City Common Stock”	Section 1.5(a)

“Pac City Common Stock Options”	Section 2.3(b)
“Pac City Contracts”	Section 2.19(a)
“Pac City Group”	Section 5.24
“Pac City Insiders”	Section 2.22
“Pac City Intellectual Property”	Section 2.18(a)(ii)
“Pac City Preferred Stock”	Section 2.3(a)
“Pac City Products”	Section 2.18(a)(v)
“Pac City Registered Intellectual Property”	Section 2.18(a)(iv)
“Pac City Schedule”	Article II Preamble
“Pac City Shareholder Approval”	Section 2.28
“Pac City Shareholders Meeting”	Section 2.28
“Pac City Shareholders Voting Agreement”	Section 2.28
“Pac City Warrant”	Section 1.5(d)
“Patents”	Section 2.18(a)(i)
“Person”	Section 9.2(c)
“Personal Property”	Section 2.14(b)
“Plan/Plans”	Section 2.11(a)
“Proxy Statement/Prospectus”	Section 5.1(a)
“Registered Intellectual Property”	Section 2.18(a)(iii)
“Registration Statement”	Section 5.1(a)
“Regulatory Capital Raise”	Section 4.1(f)
“Retail and Commercial Credit Contracts”	Section 219(a)(xi)
“Returns”	Section 2.15(b)(i)
“Securities Act”	Section 2.5(b)
“Series A Preferred Stock”	Section 2.3(a)
“Series B Preferred Stock”	Section 2.3(a)
“Signing Form 6-K”	Section 5.4(a)
“Signing Press Release”	Section 5.4(a)
“Special Meeting”	Section 5.1(a)
“Subsidiary/Subsidiaries”	Section 1.5(c)
“Superior Proposal”	Section 4.2(a)
“Surviving Corp”	Section 1.1
“TARP”	Section 2.19(a)(xii)
“Tax/Taxes”	Section 2.15(a)
“Termination Date”	Section 7.1(b)
“Termination Fee”	Section 7.3(a)
“Trademarks”	Section 2.18(a)(i)
“Trust Balance”	Section 5.20(a)(ii)
“Trust Fund”	Section 3.25
“Unaudited Financial Statements”	Section 2.7(a)
“U.S. GAAP”	Section 2.7(b)

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to NAIC, to:

North Asia Investment Corporation

Jongro Tower 18F

6 Jongro 2-ga

Jongro-gu

Seoul, Korea

Attention:	Thomas Chan-Soo Kang
Telephone:	82-2-2198-3333
Telecopy:

with a copy to:

Graubard Miller

405 Lexington Avenue

New York, New York 10174-1901

Attention:	David Alan Miller, Esq.
Telephone:	212-818-8661
Telecopy:	212-818-8881

if to Pac City to:

Pacific City Financial Corporation

3701 Wilshire Blvd., Suite #401

Los Angeles, California 90010

Attention:	Jung Chan Chang
Telephone:	213-210-2000
Telecopy:	213-210-2032

with a copy to:

Stuart | Moore Law

641 Higuera Street, Suite #302

San Luis Obispo, California 93401

Attention:	John F. Stuart, Esq.
Telephone:	805-545-8590
Telecopy:	805-545-8599

9.2 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

(a) the term “Material Adverse Effect” when used in connection with Pac City or NAIC, as the case may be, means any change, event, or occurrence, individually or when aggregated with other changes, events, or occurrences, that is materially adverse to the business, operations, financial results, financial condition, prospects or material assets of Pac City or NAIC, as applicable, and their respective Subsidiaries, taken as a whole (and, in the case of Pac City, both before and after giving effect to the Merger); provided however that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: any changes, events, occurrences or effects arising out of, resulting from or attributable to (A) the public announcement or pendency of the transactions contemplated hereby, (B) the compliance with the terms of this Agreement or the taking of any action required by this Agreement, (C) any change in U.S. GAAP, (D) any change generally affecting any of the industries in which Pac City or NAIC operate, to the extent that such change does not disproportionately affect Pac City or NAIC and their respective Subsidiaries, taken as a whole, relative to other participants in such industries, (E) any change in economic, business or financial market conditions generally, to the extent that such change does not disproportionately affect Pac City or NAIC and their respective Subsidiaries, taken as a whole, relative to other participants in the same industries, (F) in the case of Pac City, any failure, in and of itself, by Pac City to meet internal or other estimates, predictions, projections or forecasts of revenue, net income, loss estimates or any other measure of financial performance, provided that any such results are not materially worse than projected in the last written projections analysis provided by Pac City to NAIC prior to the date of execution of this Agreement; or (G) any action or omissions of a party to this Agreement required by this Agreement or taken or refrained from upon the request of the other parties hereto;

(b) the term “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code,

edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable Pac City Contracts or NAIC Contracts;

(c) the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(d) the term “knowledge” means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

(e) the term “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

(f) the term “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; for purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

(g) the term “Governmental Entity” shall mean any United States federal or state court, administrative agency, commission, banking, governmental or regulatory authority, including any self regulatory authority, or similar body.

9.3 Counterparts; Electronic Delivery. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

9.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the law of the State of California regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof. Each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of California, County of Los Angeles, with respect to any action or proceeding that may arise out of this Agreement or the interpretation thereof and agrees that service of process in any such action or proceeding may be made by registered mail.

9.8 Arbitration. Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association (“AAA”). The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in Los Angeles, California. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties.

9.9 Expenses. Except as may be otherwise set forth in this Agreement or agreed by the parties in writing, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

9.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.11 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 9.10, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.12 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

9.13 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.14 Currency. All references to currency amounts in this Agreement shall mean United States dollars.

9.15 Schedules. The information furnished in the Schedules is arranged in sections corresponding to the Sections of this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding Section of this Agreement and (b) other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference), that it is clear from a reasonable reading of the Schedules and such other Sections of this Agreement that such disclosure is also applicable to such other Sections of this Agreement. The Schedules and the information and disclosures contained in such Schedules are intended only to qualify and limit the representations, warranties and covenants of the parties contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, warranty or covenant (except as explicitly set forth therein). The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment that such information is material or outside the ordinary course of business. The inclusion of any fact or information in a Schedule is not intended to be construed as an admission or concession as to the legal effect of any such fact or information in any proceeding between any party and any Person who is not a party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

NORTH ASIA INVESTMENT CORPORATION

By:	/s/ Thomas Chan-Soo Kang
Name:	Thomas Chan-Soo Kang
Title:	Chief Executive Officer

PACIFIC CITY FINANCIAL CORPORATION

By:	/s/ Jung Chan Chang
Name:	Jung Chan Chang
Title:	Chief Executive Officer

Thomas Chan-Soo Kang, individually, hereby makes the representations and warranties to Pacific City Financial Corporation as set forth in Sections 3.3(f), 3.17(b), 3.27, 3.28 and 3.29 and hereby covenants and agrees as provided in Sections 5.2, 5.8(b), 5.20, 5.24 and 7.3(c).

/s/ Thomas Chan-Soo Kang
THOMAS CHAN-SOO KANG

Exhibit 10.2

LOCK-UP AGREEMENT

[Closing Date]

Pacific City Financial Corporation

3701 Wilshire Blvd., Suite #401

Los Angeles, California 90010

Ladies and Gentlemen:

In connection with the Agreement and Plan of Reorganization (the “Merger Agreement”), dated January 11, 2010, by and among North Asia Investment Corporation (“NAIC”), Thomas Chan-Soo Kang and Pacific City Financial Corporation (“Pac City”), to induce the parties to consummate the transactions contemplated by the Merger Agreement, the undersigned agrees to, neither directly nor indirectly, during the “Restricted Period” (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of Pac City Common Stock (as defined in the Merger Agreement) issued to the undersigned in connection with the transactions contemplated by the Merger Agreement or otherwise owned or acquired by the undersigned on or prior to the Closing Date (the “Restricted Securities”), or

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise,

As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Purchase Agreement) and ending on the day preceding the day that is six months after the Closing Date.

Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, or by judicial decree, to the undersigned’s “family members” (as defined below) or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned’s “family members”; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

2

Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof only upon the approval of the Board of Directors of Pac City and Thomas Chan-Soo Kang.

The undersigned hereby authorizes Pac City’s transfer agent to apply to any certificates representing Restricted Securities issued to the undersigned the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned’s successors and permitted assigns, and is executed as an instrument governed by the law of California.

[signature page follows]

2

3

SIGNATURE PAGE TO THE LOCK-UP AGREEMENT

Signature

Name:

Address:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

Very truly yours,

3

Exhibit 99.1

Project Magellan	Preliminary – Confidential

Press Release	January 2010

January 12, 2010

LOS ANGELES—Pacific City Financial Corporation (OTCBB: PFCF) (“Pac City”) and North Asia Investment Corporation (NYSE AMEX: NHR) (“NAIC”) today jointly announced that they have entered into an Agreement and Plan of Reorganization (the “Agreement”), pursuant to which NAIC will merge with and into Pac City (the “Merger”). Completion of the transaction is subject to customary conditions, including receipt of all required regulatory approvals and approval of stockholders of each of Pac City and NAIC.

Pac City is a bank holding company, headquartered in Los Angeles, California, that conducts its operations through Pacific City Bank, a California state-chartered bank. As of September 30, 2009, Pac City had total assets of $534 million and total equity of $54 million, including $16 million of preferred equity under the TARP program. NAIC is a special purpose acquisition company incorporated in the Cayman Islands with $50 million of cash-in-trust. The senior management of Pac City will remain in their respective management positions following the Merger. In addition, Thomas C. Kang, Chief Executive Officer of NAIC, is expected to become Chairman of Pac City’s Board of Directors (the “Board”).

Jung Chan Chang, Chief Executive Officer of Pac City, commented, “ We are extremely pleased to announce the proposed transaction, which brings the significant capital base of NAIC, as well as the board oversight and expertise of Thomas Kang, for the benefit of Pac City. The management and Board of Directors of Pac City have built a solid franchise, and we look forward to expanding our platform and enhancing our leadership in the Korean-American banking sector on behalf of all of our shareholders.”

“We are very pleased to announce the proposed merger with Pac City,” said Thomas C. Kang, Chief Executive Officer of NAIC. “NAIC has reviewed approximately 200 potential transactions, and Pac City stood out as a unique investment opportunity for our shareholders. Pac City will allow our shareholders to participate in the expected recovery of the Southern California economy as well as the dynamic Korean-American banking sector. We believe the capital of NAIC will complement Pac City’s strong management to create a premier bank in Southern California. I am also personally honored to be a nominee for the Chairman of the combined entity. If elected, I will use my varied experiences in the financial services industry, both in the U.S. and Korea, to assist Pac City in its goals of becoming a leading bank and expanding beyond the Korean-American community.”

Under the terms of the Agreement, NAIC shall be merged with and into Pac City, the separate corporate existence of NAIC shall cease, and Pac City shall continue as the surviving corporation in the Merger. Shareholders and warrant holders of NAIC immediately prior to the effective time of the Merger will become shareholders or warrant holders of Pac City upon consummation of the Merger. In connection with the Merger, Pac City will issue to the shareholders of NAIC up to a total of 18,461,538 common shares (representing 70.6% of the total Pac City shares to be outstanding after the Merger) for all of the ordinary shares of NAIC upon closing of the Merger, based upon an exchange ratio of 3.0769 shares of Pac City common stock for each ordinary share of NAIC. The final number of Pac City common shares to be issued may be reduced to reflect any conversions or purchases of public shares by NAIC in connection with the Merger. Also, the number of Pac City shares to be issued in connection with the Merger has been reduced to reflect the voluntary conversion of 769,231 Pac City shares that would have been issued to NAIC’s founders in exchange for 250,000 of their NAIC ordinary shares (representing 20% of the founders’ NAIC ordinary shares) into 769,231 Pac City warrants in order to reduce the number of shares outstanding after the Merger. These Pac City warrants that will be issued to NAIC’s founders will have a strike price of $3.25 per share of Pac City common stock and be immediately exercisable after the Merger. In addition, Pac City will issue 22,938,462 warrants to purchase Pac City common stock with a strike price of $2.44 per share for the 7,455,000 NAIC warrants outstanding (comprised of the sponsors’ warrants and the warrants held by the public) with a strike price of $7.50 that are callable at $13.75. NAIC’s securities will no longer trade or be outstanding after the consummation of the Merger. Pac City will seek to have its common stock and warrants listed on the NYSE Amex, which currently lists NAIC’s ordinary shares and warrants, upon consummation of the Merger.

1 of 3

Project Magellan	Preliminary – Confidential

Press Release	January 2010

Upon consummation of the Merger, certain of the current directors and executive officers of Pac City as well as Thomas C. Kang will become subject to a lock-up agreement that will restrict the sale of any Pac City common shares owned by them for a period of six months.

Upon the consummation of the Merger, Pac City’s Board will be comprised of seven members, of which a majority will be deemed to be independent as required by the listing requirements of the NYSE Amex. Pac City will be entitled to designate five directors to the Board. NAIC will be entitled to designate the Chairman of the Board. It is expected that Pac City will designate five existing directors of Pac City (including its CEO) to serve as directors and NAIC has indicated it will designate Thomas C. Kang to serve as Chairman of the Board, subject to the approval of the shareholders of Pac City at the meeting of shareholders to be called to vote on the Merger. It is expected that the nominee for the seventh director of Pac City will be selected jointly by Pac City and NAIC and will not be a present or former director, officer or employee of either company. The Board of Pacific City Bank will remain the same.

The consummation of the Merger is subject to the review and the declaration of effectiveness of the registration statement by the Securities and Exchange Commission (“SEC”), the approval of the Merger by Pac City’s shareholders, the approval of the Merger by NAIC’s shareholders, and other customary closing conditions.

Esae Capital Partners, LLC served as financial advisor to Pac City in connection with the transaction. PGP Capital Advisors, LLC served as financial advisor to NAIC in connection with the transaction. Stuart Moore is serving as legal counsel for Pac City. Graubard Miller and White & Case LLP are serving as legal counsel for NAIC.

About Pacific City Financial Corporation

Pac City is a bank holding company, headquartered in Los Angeles, California, that conducts its operations through Pacific City Bank (the “Bank”), a California state-chartered bank. The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, Small Business Administration and consumer loans. The Bank, founded initially to meet the banking needs of the Korean-American community, now provides services to diverse ethnic communities in Southern California through seven branch offices in Los Angeles and Orange counties. In addition, the Bank maintains four loan production offices in San Francisco, CA, Dallas, TX, Annandale, VA, and Seattle, WA.

About North Asia Investment Corporation

NAIC is a special purpose acquisition company incorporated in the Cayman Islands. NAIC was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination. NAIC has neither engaged in any operations nor generated any revenue to date.

Pac City intends to file a registration statement on Form S-4 that will contain a proxy statement/prospectus with the SEC, and NAIC intends to file a proxy statement, in each case that will contain a proxy statement/prospectus to be used in connection with the Merger. Shareholders of NAIC are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Such persons can also read NAIC’s final prospectus, dated July 23, 2008, its annual report on Form 20-F for the fiscal year ended June 30, 2009 (the “Annual Report”, the Form 6-K that NAIC will file in the next several days which will attach a copy of the Agreement) and other reports as filed with the SEC, for a description of the security holders of NAIC’s officers and directors and their affiliates and their other respective interests in the successful consummation of the Merger. The definitive proxy statement/prospectus will be mailed to shareholders of record as of a record date to be established

2 of 3

Project Magellan	Preliminary – Confidential

Press Release	January 2010

for voting on the Merger. Free copies of these documents can also be obtained, when available, at the SEC’s internet site (http://www.sec.gov).

NAIC, Pac City and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of NAIC’s shareholders to approve the Merger. Information about NAIC’s directors and executive officers is available in its Annual Report. Additionally, the underwriters in NAIC’s initial public offering may assist NAIC in these efforts. The underwriters are entitled to receive deferred underwriting compensation upon completion of the proposed transaction. Additional information regarding the interests of potential participants will be included in the proxy statement and the registration statement and other materials to be filed by NAIC and Pac City with the SEC.

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1033, as amended.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of Pac City and NAIC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changing interpretations of generally accepted accounting principles, continued compliance with government regulations, changing legislation or regulatory environments, requirements or changes affecting the business in which Pac City is and will be engaged, management of rapid growth, intensity of competition, general economic conditions, as well as other relevant risks detailed in NAIC’s filings with the SEC and the filings to be made by Pac City with the SEC. The information set forth herein should be read in light of such risks. Neither Pac City nor NAIC assumes any obligation to update the information contained in this release.

3 of 3

Exhibit 99.2

Business Combination of

NAIC
NORTH ASIA INVESTMENT CORPORATION

and

PACIFIC CITY BANK

INVESTOR PRESENTATION

Business Combination of

and

INVESTOR PRESENTATION

Disclaimer

THIS PRESENTATION IS BEING PRESENTED BY NORTH ASIA INVESTMENT CORPORATION (“NAIC”) AND PACIFIC CITY FINANCIAL CORPORATION (“PAC CITY”).

NEITHER NAIC, PAC CITY NOR ANY OF ITS RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THE SOLE PURPOSE OF THIS PRESENTATION IS TO ASSIST PERSONS IN DECIDING WHETHER THEY WISH TO PROCEED WITH A FURTHER REVIEW OF THE PROPOSED TRANSACTION DISCUSSED HEREIN AND IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING THE PROPOSED TRANSACTION DISCUSSED HEREIN. IT IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.

PAC CITY INTENDS TO FILE A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), AND NAIC INTENDS TO FILE A PRELIMINARY PROXY STATEMENT WITH THE SEC, IN EACH CASE THAT CONTAINS A PROXY STATEMENT/PROSPECTUS TO BE USED IN CONNECTION WITH THE PROPOSED TRANSACTION. SHAREHOLDERS OF NAIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ NAIC’S FINAL PROSPECTUS, DATED JULY 23, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED JUNE 30, 2009 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF NAIC’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR OTHER RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION. FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, WHEN AVAILABLE, AT THE SEC’S INTERNET SITE (http://www.sec.gov).

NAIC, PAC CITY AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF NAIC’S SHAREHOLDERS TO APPROVE THE PROPOSED TRANSACTION. INFORMATION ABOUT NAIC’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONALLY, THE UNDERWRITERS IN NAIC’S INITIAL PUBLIC OFFERING MAY ASSIST NAIC IN THESE EFFORTS. THE UNDERWRITERS MAY BE ENTITLED TO RECEIVE DEFERRED UNDERWRITING COMPENSATION UPON COMPLETION OF THE PROPOSED TRANSACTION. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER MATERIALS TO BE FILED BY NAIC AND PAC CITY WITH THE SEC.

THIS PRESENTATION SHALL NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION.

THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS RISKS AND UNCERTAINTIES. PAC CITY’S ACTUAL RESULTS MAY DIFFER FROM ITS EXPECTATIONS, ESTIMATES, AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD-LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. FORWARD-LOOKING STATEMENTS ARE NOT HISTORICAL IN NATURE AND CAN BE IDENTIFIED BY WORDS SUCH AS “ANTICIPATE,” “ESTIMATE,” “WILL,” “SHOULD,” “EXPECT,” “BELIEVE,” “INTEND,” “SEEK,” “PLAN,” AND SIMILAR EXPRESSIONS OR THEIR NEGATIVE FORMS, OR BY REFERENCES TO STRATEGY, PLANS, OR INTENTIONS.

STATEMENTS REGARDING THE FOLLOWING SUBJECTS, AMONG OTHERS, ARE FORWARD-LOOKING BY THEIR NATURE: THE STATEMENTS (I) REGARDING THE PROPOSED TERMS AND STRUCTURE OF THE PROPOSED TRANSACTION AND THE TERMS OF PAC CITY’S SECURITIES UPON COMPLETION OF THE PROPOSED TRANSACTION; (II) REGARDING PAC CITY’S OPERATIONS UPON CLOSING OF THE PROPOSED TRANSACTION; (III) REGARDING PAC CITY’S PROPOSED INVESTMENT STRATEGIES AND INVESTMENT GOALS, TARGETED INVESTMENTS AND THE OPPORTUNITIES FOR INVESTMENT; (IV) REGARDING CERTAIN EXPECTED MARKET TRENDS; (V) REGARDING PAC CITY’S FINANCING STRATEGY; AND (IX) RELATING TO THE WARRANTS AS A POTENTIAL SOURCE OF CAPITAL GROWTH.

THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. NEITHER NAIC NOR PAC CITY UNDERTAKES ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: UNCERTAINTIES AS TO THE TIMING OF THE PROPOSED TRANSACTION; APPROVAL OF THE PROPOSED TRANSACTION BY NAIC’S SHAREHOLDERS; THE SATISFACTION OF CLOSING CONDITIONS TO THE PROPOSED TRANSACTION; COSTS RELATED TO THE PROPOSED TRANSACTION; CHANGES IN ECONOMIC CONDITIONS GENERALLY, CHANGES IN PAC CITY’S INDUSTRY AND CHANGES IN THE COMMERCIAL FINANCE SPECIFICALLY; LEGISLATIVE AND REGULATORY CHANGES; AVAILABILITY OF DEBT AND EQUITY CAPITAL TO PAC CITY ON FAVORABLE TERMS, OR AT ALL; THE DEGREE AND NATURE OF PAC CITY’S COMPETITION; AND PAC CITY’S DEPENDENCE ON ITS KEY EMPLOYEES.

CERTAIN OF PAC CITY’S FINANCIAL INFORMATION IS UNAUDITED AND PREPARED BY PAC CITY AS A NON-REPORTING COMPANY AND WILL NOT CONFORM TO REGULATION S-X. ACCORDINGLY, SUCH INFORMATION AND DATA MAY BE ADJUSTED AND PRESENTED DIFFERENTLY IN PAC CITY’S REGISTRATION STATEMENT TO BE FILED WITH THE SEC.

Strictly Private and Confidential

Transaction Overview

Transaction Summary

North Asia Investment Corporation (“NAIC”) and Pacific City Financial Corporation (“PacCity”), a California-based bank holding company, have entered into a merger agreement:

PacCity is the parent company of Pacific City Bank, a California-chartered, FDIC-insured nonmember bank

Focused on Korean-American customers

Over $500 million in assets

PacCity will be the surviving entity, listed on the NYSE Amex, and will issue:

3.08 common shares for each share of NAIC

3.08 warrants for each warrant of NAIC with corresponding strike price and cap

In the aggregate, PacCity will issue, assuming no redemptions:

18.5 million shares to NAIC’s shareholders, representing 71% of the outstanding shares

23.7 million warrants, exercisable for 23.7 million common shares of PacCity

NAIC’s Sponsors will convert 20% of their Founders’ shares into warrants with a strike price at the implied deal price of $3.25

The transaction offers the opportunity for NAIC’s investors to participate in a recovering sector at an attractive valuation

Strictly Private and Confidential 1

Transaction Rationale PacCity represents a strong investment opportunity: The exchange ratio represents an attractive valuation, reflecting a price to tangible book value (P/TB) ratio of 0.70x A discount of 41% to the average value of certain PacCity peers in the Korean-American sector Despite NPA and ALLL to NPL ratios that are already (pre-merger) better than many of the peers A discount of 56% to the median Price / Tangible Book Value of 1.60x for California non-ethnic community bank peers – Investors have rewarded banks that have bolstered their capital ratios and actively managing their troubled loans Post major capital raises, the stocks of East West and Nara have risen substantially to P/TB multiples above the peers The offer price of $3.25 implies a pro forma Price / Tangible Book Value of 1.06x PacCity represents a timely opportunity Organic growth opportunities as economy rebounds Management has been prudent in managing through the recession Vulnerable competitors in the ethnic community banking sector Further consolidation in the sector is likely The merger will position PacCity for growth in size, profitability, and market share Amongst the strongest capital ratios in the sector Listed on a national exchange, which strengthens its access to capital and creates a currency for acquisitions Deeper management team, as NAIC’s CEO, Tom Kang, will join PacCity as Chairman of the Board 2 Strictly Private and Confidential

Strong Capital Base

•	PacCity has weathered the recent downturn in So. California and is well positioned vis-à-vis its peers

Provisions for loan losses are expected to decline significantly in 2010 compared to 2009

Although California is still experiencing economic difficulties, management believes that the California economy will rebound over time

•	PacCity has a strong balance sheet and has been conservative in its underwriting standards

Pac City Korean-American

9/30/2009 Peer Average (1)

NPL / Total loans 2.02% 3.35%

NPA / Total assets 2.18% 4.29%

ALLL / NPL 157.40% 109.87%

Tangible common equity / Tangible assets 7.09% 8.20%

•	Pro forma for the merger, PacCity will have one of the strongest capital positions in the sector

Pac City Pac City Korean-American

9/30/2009 Pro Forma (1) Peer Average (2)

Tier I capital ratio 10.15% 17.42% 13.90%

Total risk-based capital ratio 11.96% 19.08% 15.24%

Tangible common equity / Tangible assets 7.09% 14.16% 8.20%

•	The stronger capital position may allow PacCity to participate in FDIC-assisted transactions in So. California

– Consolidation is expected to continue in both the Korean-American and non-Korean-American banking sectors

(1) Assumes no redemption and reflects transaction expenses (2) Includes Center, Hanmi, Nara, and Wilshire

3

Strictly Private and Confidential

Stable, Experienced Management Team

Name	Position	Years of Experience	Previous Institutions
Jung Chan Chang (1)	President and CEO	34	Hanmi, Hanil Bank
Haeyoung Cho (1)	EVP and Chief Operating Officer	26	Hanmi, Pacific Union Bank
Andrew Chung	SVP and Chief Financial Officer	17	Cal Nat'l Bank, Arthur Andersen, PWC
Henry Kim (1)	SVP and Chief Credit Officer	19	Hanmi, Wilshire, Center Bank
Mike T. Kim	SVP and Chief Lending Officer	15	Hanmi, Pacific Union, Center Bank

4

Strictly Private and Confidential

Stable, Experienced Management Team

Management has extensive banking experience and contacts within the Korean-American community:

Name Position Years of Experience Previous Institutions

Jung Chan Chang (1) President and CEO 34 Hanmi, Hanil Bank

EVP and Chief Hanmi, Pacific Union

Haeyoung Cho (1) 26

Operating Officer Bank

SVP and Chief Financial Cal Nat’l Bank, Arthur

Andrew Chung 17

Officer Andersen, PWC

SVP and Chief Credit Hanmi, Wilshire, Center

Henry Kim (1) 19

Officer Bank

SVP and Chief Lending Hanmi, Pacific Union,

Mike T. Kim 15

Officer Center Bank

•	Strong track record of working together as a team

Built the Bank from de novo to over $500 million in assets in 4 years

(1) Joined PacCity at formation of the Bank in 2003

4

Strictly Private and Confidential

Sponsor Value Add The addition of Tom Kang, a Korean-American, as Chairman of the Board will add strength to PacCity’s management: Chairman of the Risk Committee and Director of KB Financial Holdings, the parent of Kookmin Bank (the largest bank in Korea), with over $250 billion in assets A member of the Board of Directors of SK Holdings, the parent of one of the largest conglomerates in Korea A member of the Bloomberg Asia-Pacific Advisory Board Former Chairman and CEO of Seoul Securities, an investment bank in Korea which had a market capitalization of $1.7 billion at the time of his departure; – Shareholder returns were five times the overall industry returns during his eight+ year tenure as CEO – Recruited by Soros Fund Management Former Managing Director at BT Wolfensohn in New York, focusing on mergers and acquisitions in the financial services sector; joined in 1984 and left in 1999 His experience in running a large public company and completing mergers and acquisitions in the financial sector will help PacCity make appropriate decisions on growth through acquisitions Strictly Private and Confidential 5

Pacific City Overview

Overview of PacCity Founded in 2003 by current management and entrepreneurs in the Los Angeles Korean-American community – Over 250 shareholders from the Korean-American community Full service personal & commercial banking operations, with seven branches in Southern California, one Northern California small-business (SBA) loan production office, and three out-of-state SBA loan production offices One of the fastest-growing community banks in Southern California with a $500 million loan portfolio – Track record of achieving growth with strong credit risk management Strong focus on the Korean-American community – 70% of business from Korean-Americans, with significant business from other ethnic communities Loyal customer base with core deposits(1) representing 65% of total deposits – Emphasis on customer service, as shown in high customer satisfaction scores (1) Defined as deposit instruments with balance of less than $100,000 Strictly Private and Confidential 6

PacCity Summary Financials

($ in ‘000s) 2007 (1) 2008 YTD 3Q 09

Summary Income Statement

Net Interest Income $20,004 $19,949 $12,265

Net Interest Margin 4.77% 3.88% 3.02%

Provision for Loan Losses 4,486 7,148 20,113

Net Interest Income after Provision 15,518 12,801 (7,848)

Non-Interest Income 5,118 4,542 3,138

Non-Interest Expense 16,491 16,197 11,410

Net Income (Loss) (2) $2,477 $721 $(12,266)

Summary Balance Sheet

Assets $507,162 $581,029 $533,779

Loans 439,457 541,823 499,836

Deposits 458,688 503,954 472,701

Shareholders’ Equity (3) 38,318 63,371 54,120

(1) Net income was adversely impacted in 2007 by several factors, including expenses related to opening four branches; PacCity currently has seven branches

(2) Management expects the net loss in 4Q09 to be approximately $4 million primarily due to provision for loan losses

(3) Includes TARP preferred of $16.3 million

Strictly Private and Confidential

7

Strong Asset Quality and Risk Management Disciplined and centralized credit underwriting given significant senior management attention Thorough, continuous and proactive monitoring of loan portfolio, including NPAs Robust ALLL policy reflecting FASB 5, FASB 114 and detailed qualitative factors Minimal origination of home mortgage, construction and land development loans prior to credit crisis All of these factors result in superior credit quality relative to peer group average: NPA / Total Texas ALLL / Assets Ratio (1) NPL (2) Pacific City 2.18% 21.7% 157.4% Korean-American Community Bank Average (3) 4.29% 42.4% 109.9% (1) Based on NPA divided by TCE + ALLL (as of 9/30/09) (2) NPLs include SBA guarantees (as of 9/30/09) (3) Calculated as average of bank peers (Center, Hanmi, Nara, and Wilshire) Strictly Private and Confidential 8

Balanced, Well-Managed Loan Portfolio

CRE concentration significantly below peers; strong SBA program and growing a selective consumer/home mortgage lending franchise:

Portfolio 3Q 2009 Balance Highlights

Commercial Real Estate $269.1mm • Real estate purchase financing or business loans collateralized by real estate

(54%) • Underwriting requires maximum 65% LTV ratio, minimum DSCR of 1.25x + personal guarantees

Commercial & Industrial $117.6mm • Business and fixed asset purchase financing and business lines of credit

(23%) • Underwriting requires personal guarantees and 50% borrower capital injection

SBA $48.6mm • Up to 75% guaranteed by US government under SBA program

(10%) • Underwriting generally requires borrower capital injection of 30 – 40%, previous business experience and a strong credit history

Consumer $32.6mm • Primarily personal auto loans collateralized by automobiles, cash-secured loans, and lines of

(7%) credit

Other $26.5mm • Includes trade finance, overdrafts and non-accruals

(5%)

Home Mortgage $5.4mm • Growing residential mortgage and home equity business in targeted niche market

(1%) • Started in June 2009, avoided reckless lending environment pre-credit crisis

Total $499.8mm • Low borrower concentration risk, with top 10 accounting for less than 10% of the total loan portfolio

Strictly Private and Confidential

9

Balanced, Well-Managed Loan Portfolio (Cont'd)

Loan Portfolio: CRE Exposure

80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
80.5%
79.0%
73.4%
68.8%
63.4%
73.0%
53.8%
Wilshire Bancorp Inc
Hanmi Financial Corp (1)
Nara Bancorp Inc
Center Financial Corporation
Saehan Bancorp
Korean-American Average
Pacific City Financial Corp

10
Strictly Private and Confidential

Balanced, Well-Managed Loan Portfolio (Cont’d)

PacCity’s loan portfolio is less exposed to commercial real estate loans than the portfolios of most of its peers, particularly the other Korean-American community banks:

Loan Portfolio: CRE Exposure

80.5% 79.0% 80.0% 73.4% 73.0% 68.8% 70.0% 63.4% 60.0% 53.8%

50.0% 40.0% 30.0% 20.0% 10.0% 0.0%

Wilshire Hanmi Financial Nara Bancorp Center Financial Saehan Korean- Pacific City Bancorp Inc Corp (1) Inc Corporation Bancorp American Financial Corp Average

(1) Hanmi CRE loans includes 10-Q figure for “Commercial” loans, which is primarily composed of owner-occupied commercial property, even though it is categorized under C&I loans

Strictly Private and Confidential

10

Allocation of Portfolio by Loan Type

By Type of Loan

Nonaccrual 2.0%
Home Mortgage 1.1%
Trade Finance 3.2%
Overdraft 0.1%
Consumer 6.5%
SBA 9.7%
Commercial Real Estate 53.8%
Commercial & Industrial 23.5%

By Industry

Manufacturing 2.2%
Transportation 0.6%
Construction 3.3%
Information 0.4%
Arts, Entertainment, and Recreation 4.8%
Real Estate 24.7%
Non-Business 7.7%
Wholesale Trade 8.4%
Accomodation 9.4%
Retail Trade 19.8%
Services 18.7%

11
Strictly Private and Confidential

Allocation of Portfolio by Loan Type

PacCity’s loan portfolio is diversified across different asset classes and industries:

By Type of Loan

Nonaccrual Home Mortgage 2.0% 1.1%

Overdraft Trade Finance 0.1% 3.2% Consumer 6.5%

SBA 9.7%

Commercial Real Estate

53.8%

Commercial & Industrial

23.5%

By Industry

Manufacturing Transportation

2.2% 0.6%

Information

Construction

Arts, 3.3% 0.4% Real Estate

Entertainment, 24.7%

and Recreation

4.8%

Non-Business

7.7%

Wholesale Trade

8.4%

Accomodation Retail Trade

9.4% 19.8%

Services

18.7%

Note: Based on loan portfolio of $499.8 million as of 9/30/09

Strictly Private and Confidential

11

CRE Loan Mix

Los Angeles Other Other % of Total

CRE Property Type County California States (backed by RE)

($ in millions)

CRE Loans (excluding SBA) (1)(2)

Residential 3.3% 0.4% 1.4% 5.1%

Auto 0.6 0.6 - 1.2

Car Wash 2.1 0.4 - 2.5

Church 5.1 3.1 - 8.1

Gas Station 4.8 3.8 1.6 10.2

Golf Course - 0.5 2.0 2.5

Industrial, etc. 5.1 1.2 - 6.3

Vacant Land 1.4 2.5 0.1 4.1

Medical 0.4 - - 0.4

Mixed Use 7.0 1.1 - 8.1

Motel/Hotel 4.3 4.9 4.3 13.5

Office 1.2 0.7 - 1.8

Retail, etc. 10.9 6.1 3.7 20.7

School 0.5 - - 0.5

Wholesale 1.2 - - 1.2

Others 2.7 0.0 1.3 4.3

Total CRE (excluding SBA) % 50.5% 25.6% 14.4% 90.5%

Total CRE (excluding SBA) $ $150.1 $76.1 $42.8 $269.1

Total SBA (backed by RE) % 3.4% 1.7% 4.4% 9.5%

Total SBA (backed by RE) $ $10.0 $5.1 $13.1 $28.3

Total % 53.9% 27.3% 18.8% 100.0%

Total $ $160.1 $81.2 $56.0 $297.3

Note: As of 9/30/09

(1) Totals do not include home mortgage loans, which comprise 11 loans that amount to 5.4 million

(2) Totals include construction loans, which comprise 6 loans that amount to $10.3 million or 3.4% of the total CRE portfolio

Strictly Private and Confidential

12

Loan Due Diligence Process NAIC conducted an in-depth review of PacCity’s loan portfolio: A team of loan specialists conducted on-site procedures, including reading loan file documents, assessment of ALLL policies and procedures, and management interviews The procedures comprised of reading and evaluating key documents of 285 loans totaling $322.9 million, or 65.4% of the total loan portfolio of $493.8 million as of November 30, 2009 The due diligence focused primarily on the CRE and C&I portfolios, with outstanding principal balance coverage of 79.2% and 72.1%, respectively The procedures included evaluating 88.0% of Pac City’s criticized and watch loans (bank risk grades of 5 through 7 and W) or approximately $73.5 million Due diligence procedures did not identify any loans that were classified outside of Pac City’s risk grades, and it was concluded that the ALLL was adequate given the current economic environment – Conservative underwriting culture with strong focus on monitoring – Robust ALLL policy reflecting FASB 5, FASB 114 and detailed qualitative factors 13 Strictly Private and Confidential

Deposit Base

PacCity’s deposit base is primarily comprised of core deposits:

($ in ‘000s) Amount %

Regular Checking $ 76,405 16.2% Interest Checking 2,683 0.6% Money Market Demand Deposits 61,567 13.0% Savings 10,271 2.2% CD’s < $100k 157,763 33.4% IRA < $100k 820 0.2%

Core Deposits $ 309,509 65.5%

CD’s > $100k 109,106 23.1% CA State Deposit CD > $100k 21,300 4.5% Brokered MM - Business - NA Brokered CD < $100k 20,031 4.2% Brokered CD > $100k 8,145 1.7% IRA > $100k 2,326 0.5% CDARS < $100k 2,284 0.5%

Total Deposits $ 472,701 100.0%

Note: As of 9/30/09

14

Strictly Private and Confidential

Strong Branch Network Covering Key Korean-American Population Centers

Los Angeles
Pasadena
Glendale
Burbank
Santa Monica
Torrance
Long Beach
Anaheim
Fullerton
Cerritos
Rowland Heights
Santa Ana

1. Headquarters / Wilshire Branch
2003

2. Rowland Heights Branch
2006

3. Downtown Fashion District Branch
2006

4. Cerritos Branch
2007

5. Torrance Branch
2007

6. Olympic Branch
2007

7. Fullerton Branch
2007

15

Strictly Private and Confidential

Strong Branch Network Covering Key Korean-American Population Centers

1 6 3

2

7 4

5

1. Headquarters / Wilshire Branch 2003

2. Rowland Heights Branch 2006

3. Downtown Fashion District

4. Cerritos Branch Branch 2006 2007

5. Torrance Branch

6. Olympic 2007 Branch 2007

7. Fullerton Branch 2007

15

Strictly Private and Confidential

Unrivalled Customer Focus

4.55
3.76
4.31
3.67
3.96
3.25
3.67
3.17
4.20
3.69
4.53
3.73
4.16
3.46
4.29
3.47
Overall Score
Trustworthiness
Product Competitiveness
Fee Competitiveness
Ease of Use
Friendliness / Customer Service
Employee Knowledgeability
Problem Solving
Pac City
Korean-American Bank Average (1)

16

Strictly Private and Confidential

Unrivalled Customer Focus

PacCity has a high level of customer satisfaction compared to peers:

4.55 4.53

4.31 4.29

4.20 4.16

3.76 3.96

3.67 3.67 3.69 3.73

3.46 3.47

3.25 3.17

Overall Score Trustworthiness Product Competitiveness Fee Competitiveness Ease of Use Friendliness / Customer Service Employee Knowledgeability Problem Solving

Pac City Korean-American Bank Average (1)

Source: Korea Daily study, 11/19/08 (1) Including PacCity

16 Strictly Private and Confidential

Korean-Americans Represent Among the Most Attractive Market Segments

Well Educated

Attainment of Bachelor's Degree or Higher

51.9%
27.4%
Korean-Americans
United States

High Earners[(1)]

Annual Income

$62,485
$54,698
Korean-Americans
United States

Strong Entrepreneurialism

Self-Employment Rate

17
Strictly Private and Confidential

Korean-Americans Represent Among the Most Attractive Market Segments

The nearly 1 million Korean-Americans estimated to reside in Southern California are well educated, have high incomes and are active entrepreneurs:

Well Educated High Earners(1) Strong Entrepreneurialism

Attainment of Bachelor’s Annual Income Self-Employment Rate Degree or Higher

Source: U.S. Census 2006-2008 American Community Survey 3-Year Estimates.

(1) Figures refer to the weighted-average earnings of both male and female full-time, year-round workers.

17 Strictly Private and Confidential

51.9%

27.4%

$62,485

$54,698

12.1%

6.6%

15.5%

8.8%

Korean-Americans

United States

Korean-Americans

United States

Korean-Americans in United States

United States

Korean-Americans in California

California

Management Team Biographies

Jung Chan Chang: President and CEO 1985 – 2001: Hanmi Bank, rising to Senior VP and Chief Retail Lending Officer 1967 – 1985: Hanil Bank in South Korea and Japan, international banking and HR, Deputy GM of Hanil’s LA branch Recognized by the Korean-American Chamber of Commerce as 2008 Executive of the Year Haeyoung Cho: Executive VP, COO and designated successor to Mr. Chang as President and CEO 1986 – 2003: Hanmi Bank, rising to Senior VP and Branch Manager of Hanmi’s Olympic Branch Andrew Chung: Senior VP and CFO 2004 – 2006: California National Bank, officer Prior positions include Controller of Todai Franchising, CFO of Prime Business Credit, Inc., and auditor at Arthur Andersen, LLP and Pricewaterhouse Coopers, LLP. Henry Kim: Senior VP and Chief Credit Officer Wilshire State Bank, VP and Senior Loan Officer Prior positions include VP and Special Assistant to the CEO at Hancock Urban Development Corporation, various lending positions at Hanmi Bank and California Center Bank Mike T. Kim: Senior VP and Chief Lending Officer 2004 – 2005: Center Bank, Senior VP and Commercial Loan Center Manager Prior positions include Senior Loan Officer at Pacific Union Bank and VP and Loan Officer at Hanmi Bank, which he joined in 1994 18 Strictly Private and Confidential

PacCity Opportunity

Post-Transaction Growth Strategy The new PacCity will take maximum advantage of the unique opportunities available in a consolidating environment where others are shrinking their balance sheets: Organic Growth Growth of the consumer loan portfolio, including residential mortgages and U.S.-government-guaranteed SBA Loans Enhance margins through balance sheet management Geographic expansion – Focus on growing Korean-American markets in Orange County Strategic hires from distressed banks to enhance strong relationship teams Expand non-Korean-American client base Inorganic Growth Growth through strategic acquisitions – Focus on FDIC-assisted “closed bank” transactions Acquisition of attractive loan portfolios at liquidity discounts 19 Strictly Private and Confidential

Balance Sheet Potential

Upon closing, PacCity is expected to have substantial excess equity available to finance growth. The following table shows potential incremental loan capacity:

Incremental Loan Portfolio Growth ($ in millions)

Illustrative Initial Tangible Book Value (1)

$25 $50 $75 $100 $125 $150

7.0% $339 $679 $1,018 $1,357 $1,696 $2,036

Ratio 8.0% 297 594 891 1,188 1,484 1,781

9.0% 264 528 792 1,056 1,319 1,583

Leverage 10.0% 238 475 713 950 1,188 1,425

11.0% 216 432 648 864 1,080 1,295

I

Tier 12.0% 198 396 594 792 990 1,188

13.0% 183 365 548 731 913 1,096

(1) Assumes loan portfolio represents 95% of tangible assets

20 Strictly Private and Confidential

Illustrative EPS Drivers

Excess equity capital will provide PacCity with the opportunity to grow its balance sheet and earnings per share over a three to five year period:

($ and shares in millions, except per share) Illustrative Asset Base

$ 500.0 $ 750.0 $ 1,000.0 $ 1,250.0 $ 1,500.0 $ 1,750.0 $ 2,000.0

Illustrative earning assets $ 475.0 $ 712.5 $ 950.0 $ 1,187.5 $ 1,425.0 $ 1,662.5 $ 1,900.0

Net interest income 19.0 28.5 38.0 47.5 57.0 66.5 76.0

Net non-interest expense (10.0) (15.0) (20.0) (25.0) (30.0) (35.0) (40.0)

Earnings before tax 9.0 13.5 18.0 22.5 27.0 31.5 36.0

Income tax expense (3.6) (5.4) (7.2) (9.0) (10.8) (12.6) (14.4)

Net income $ 5.4 $ 8.1 $ 10.8 $ 13.5 $ 16.2 $ 18.9 $ 21.6

Diluted shares outstanding (1) 26.2 26.2 26.2 26.2 26.2 26.2 26.2

Diluted EPS $ 0.21 $ 0.31 $ 0.41 $ 0.52 $ 0.62 $ 0.72 $ 0.83

Implied stock price $ 2.48 $ 3.72 $ 4.96 $ 6.19 $ 7.43 $ 8.67 $ 9.91

Incremental proceeds from warrant exercise (2) $ 58.4 $ 58.4 $ 58.4 $ 58.4 $ 58.4 $ 58.4 $ 58.4

Implied incremental earning assets 467.3 467.3 467.3 467.3 467.3 467.3 467.3

Incremental income from warrant investment 18.7 18.7 18.7 18.7 18.7 18.7 18.7

Incremental net non-interest expense (4.9) (4.9) (4.9) (4.9) (4.9) (4.9) (4.9)

Incremental earnings before tax 13.8 13.8 13.8 13.8 13.8 13.8 13.8

Incremental income tax expense (5.5) (5.5) (5.5) (5.5) (5.5) (5.5) (5.5)

Incremental net income 8.3 8.3 8.3 8.3 8.3 8.3 8.3

Total net income $ 13.7 $ 16.4 $ 19.1 $ 21.8 $ 24.5 $ 27.2 $ 29.9

Diluted shares outstanding (2) (3) (4) 49.9 49.9 49.9 49.9 49.9 49.9 49.9

Diluted EPS $ 0.27 $ 0.33 $ 0.38 $ 0.44 $ 0.49 $ 0.54 $ 0.60

Implied stock price $ 3.29 $ 3.94 $ 4.59 $ 5.24 $ 5.89 $ 6.54 $ 7.19

(1) Reflects 18.5 million shares issued by PacCity to NAIC based on 3.077 exchange ratio

(2) Reflects sponsor warrant and market warrant strike prices of $2.44 and $3.25, respectively and, if applicable, cash exercise

(3) If applicable, reflects incremental 22.9 million shares issued by PacCity to NAIC for sponsor warrant exercise based on 3.077 exchange ratio (4) If applicable, reflects incremental 0.8 million shares issued by PacCity to NAIC for market warrant exercise based on 3.077 exchange ratio

21 Strictly Private and Confidential

Transaction Valuation

The merger exchange ratio values PacCity at a significant discount of 41% relative to the current trading levels for the Bank’s peers:

($ and shares in millions, except per share)

Offer Price per Share $ 3.25

Pac City Common Shares (1) 7.69

Total Consideration $ 25.0

Pac City Tangible Book Value (2) $ 35.9

Implied Price / Tangible Book Value 0.70x

Korean-American Comparables Price / Tangible Book Value (3) 1.17x

Implied Discount to Korean-American Comparables (40.7)%

Selected Non-Ethnic Community Bank Price / Tangible Book Value 1.60x

Implied Discount to Non-Ethnic Comparables (56.4)%

(1) As of 11/30/09

(2) 9/30/09 figure adjusted for November 2009 $2.1 million common equity raise and assumed 4Q09 net loss of approximately $4 million (3) Includes Korean-American community banks with NPA / total assets less than 5% (Center, Nara, and Wilshire)

22 Strictly Private and Confidential

Transaction Valuation (Cont’d)

The offer price of $3.25 per share values PacCity at 1.06x and 1.17x tangible book value following the merger and exercise of warrants, respectively:

($ and shares in millions, except per share) Upon Upon Warrant

Merger Exercise

Pac City Tangible Book Value (1) $ 35.9 $ 35.9

NAIC Tangible Book Value (2) 44.0 44.0

Incremental NAIC Tangible Book Value, Warrant Exercise - 58.4

Pac City Tangible Book Value, Pro Forma $ 79.9 $ 138.4

Pac City Common Shares (3) 7.69 7.69

NAIC Ordinary Shares 6.00 6.00

Exchange Ratio 3.08 3.08

Pac City Common Shares Issued to NAIC 18.46 18.46

NAIC Warrants - 7.71

Exchange Ratio 3.08 3.08

Pac City Common Shares Issued to NAIC - 23.71

Pac City Common Shares, Pro Forma 26.2 49.9

Offer Price $ 3.25 $ 3.25

Tangible Book Value per Share, Pro Forma $ 3.06 $ 2.77

Price / Tangible Book Value, Pro Forma 1.06x 1.17x

(1) 9/30/09 figure adjusted for November 2009 $2.1 million common equity raise and assumed 4Q09 net loss of approximately $4 million (2) Represents NAIC trust proceeds less deferred IPO underwriting and other advisory fees (3) As of 11/30/09

23 Strictly Private and Confidential

Over 12 Players in the Korean-American Banking Sector

The sector is expected to consolidate, and one high profile failure occurred in 2009

Basic Description Balance Sheet (as of 9/30/09) Asset Quality Reported Capital Adjusted Capital(4)

Gross NCOs/

Year Reg. Total Gross Lns/ Avg NPLs/ NPAs/ ALLL/ ALLL/ Texas Tier 1 Tier 1

Found. Focus Status Bran. Assets Loans Total Dep. Deps Loans(1) Loans TA NPLs Loans Ratio(2) TCE/TA Capital(3) TCE/TA Capital

Publicly Traded Peers

Nara Bancorp, Inc.(5) 1989 CA, NY — 20 $3,294.7 $2,152.2 $2,487.1 86.5% 2.2% 1.6% 2.6% 149.2% 2.5% 23.7% 9.3% 17.0% 9.3% 17.0%

Wilshire Bancorp, Inc. 1980 CA, NY, TX — 26 3,377.6 2,450.6 2,672.1 91.7 0.9 3.2 4.5 70.0 2.2 58.3 6.1 14.3 5.4 13.3

Center Financial Corporation(6) 1985 CA, IL, WA MOU 19 2,284.6 1,593.7 1,810.2 88.0 1.9 2.7 2.3 148.8 4.0 18.0 9.9 15.9 9.9 15.9

Hanmi Financial Corporation 1981 California MOU 27 3,457.5 2,977.5 2,991.9 99.5 2.7 5.9 7.9 71.5 4.2 69.5 7.6 8.4 6.3 6.8

Public Average 91.5% 1.9% 3.3% 4.3% 109.9% 3.2% 42.4% 8.2% 13.9% 7.7% 13.2%

Public Average ex-Hanmi 88.8 1.7 2.5 3.1 122.7 2.9 33.3 8.4 15.7 8.2 15.4

Private Peers

Saehan Bancorp 1990 Greater LA CO 10 $829.2 $611.1 $712.3 85.8% 5.1% 9.2% 11.1% 77.2% 7.1% 123.3% 3.8% 5.0% 3.8% 3.0%

Commonwealth Business Bank 2005 Greater LA — 3 330.7 260.1 270.3 96.2 1.3 0.8 0.7 256.1 2.2 4.7 12.3 17.5 12.3 17.5

Innovative Bancorp 1982 Bay Area C&D 4 252.6 198.4 202.0 98.2 6.5 12.9 10.2 31.1 4.0 110.6 6.2 8.2 6.2 NM

Uniti Financial Corp 2001 Orange Cty C&D 3 214.7 153.7 166.0 92.6 2.6 8.1 8.0 57.5 4.6 56.8 10.8 11.8 10.8 8.6

First Standard Bank 2005 Los Angeles C&D 1 126.6 100.5 111.7 90.0 0.9 5.2 7.3 60.9 3.2 54.5 10.8 13.2 10.8 11.2

US Metro Bank 2006 Orange Cty — 1 123.8 94.4 106.7 88.5 1.1 2.8 6.0 113.5 3.2 45.2 10.9 16.6 10.9 16.6

Premier Business Bank 2005 Los Angeles — 1 108.1 82.3 92.4 89.1 0.6 0.5 0.4 272.9 1.5 3.4 11.2 12.5 11.2 12.5

Private Average 91.5% 2.6% 5.7% 6.2% 124.2% 3.7% 56.9% 9.4% 12.1% 9.4% 11.6%

Pacific City Financial Corp 2003 Greater LA — 7 $533.8 $499.8 $472.7 105.7% 2.9% 2.0% 2.2% 157.4% 3.2% 21.7% 7.1% 10.2% 7.1% 10.2%

Source: Public and regulatory filings, company websites

(1) Net charge-off and average loan figures based on trailing twelve months

(2) Based on non-performing assets divided by tangible common equity + loan loss provisions (3) Tier 1 ratio calculated as Tier 1 capital divided by total risk-weighted assets (4) Adjusted to reflect 100% ALLL to NPL coverage if less than 100% (5) Nara figures pro forma for recent $86mm secondary offering

(6) Center figures pro forma for two recent private placements of $12.8mm and $73.5mm (assuming conversion of mandatorily convertible preferred stock into common stock)

24 Strictly Private and Confidential

FDIC-Assisted Acquisition

East West Bancorp

200.0%
180.0%
160.0%
140.0%
120.0%
100.0%
80.0%
11/6/09
11/20/09
12/4/09
12/18/09
1/1/10

Wilshire Bancorp

200.0%
180.0%
160.0%
140.0%
120.0%
100.0%
80.0%
6/25/2009
8/25/2009
10/25/2009
12/25/2009

New Capital Raise

Nara Bancorp

200.0%
180.0%
160.0%
140.0%
120.0%
100.0%
80.0%
10/26/09
11/26/09
12/26/09

25
Strictly Private and Confidential

Share Price Performance of Peers That Raised New Capital and Participated in FDIC-Assisted Transactions

FDIC-Assisted Acquisition New Capital Raise

East West Bancorp Wilshire Bancorp Nara Bancorp

200.0% 200.0% 200.0% 180.0% 180.0% 180.0% 160.0% 160.0% 160.0% 140.0% 140.0% 140.0% 120.0% 120.0% 120.0% 100.0% 100.0% 100.0%

80.0% 80.0% 80.0%

11/6/09 11/20/09 12/4/09 12/18/09 1/1/10 6/25/2009 8/25/2009 10/25/2009 12/25/2009 10/26/09 11/26/09 12/26/09

•	November 9, 2009: East West Bancorp acquired United Commercial Bank in a FDIC-assisted takeover. East West shares jumped 55% after closing.
•	June 26, 2009: Wilshire Bancorp acquired Mirae Bank in a FDIC-assisted takeover.
•	October 27, 2009: Nara Bancorp raised $86.25mm via public offering of 11.5mm shares of common stock.

25 Strictly Private and Confidential

Ethnic / Community Banks Public Comparables Analysis

($ in millions, except per share data) Sh. Price Market Total Book Tangible Price / Price / P / E P / E NPL / NPA / Tot. ALLL / ALLL / TCE / Tier 1 Total RBC

(1/8/10) Cap. Assets Value BV BV TBV LTM 2010E Tot. Loans Assets NPL Tot. Loans TA Ratio Ratio

Korean-American Banks (1)

Nara Bancorp Inc. (2) $11.52 $435.7 $3,294.7 $309.0 $305.3 1.4x 1.4x NM NM 1.6% 2.6% 149.2% 2.5% 9.3% 17.0% 18.2%

Wilshire Bancorp Inc. 7.97 234.4 3,377.6 212.7 203.8 1.1 1.2 12.8x 11.1x 3.2 4.5 70.0 2.2 6.1 14.3 15.8

Center Financial Corporation (3) 5.36 213.1 2,284.6 227.4 226.0 0.9 0.9 NM NM 2.7 2.3 148.8 4.0 9.9 15.9 17.2

Hanmi Financial Corp. 1.02 52.2 3,457.5 269.5 265.8 0.2 0.2 NM NM 5.9 7.9 71.5 4.2 7.6 8.4 9.7

Average 0.9x 0.9x 12.8x 11.1x 3.3% 4.3% 109.9% 3.2% 8.2% 13.9% 15.2%

Median 1.0 1.0 12.8 11.1 2.9 3.5 110.2 3.2 8.4 15.1 16.5

Chinese-American Banks (1)

East West Bancorp Inc. (4) $16.38 $2,408.6 $18,969.3 $1,638.9 $1,283.5 1.5x 1.9x NM 21.4x 2.4% 2.8% 112.0% 2.7% 6.8% 14.5% 16.2% Cathay General Bancorp (5) 9.20 568.8 11,825.8 1,103.9 763.1 0.5 0.7 NM NM 5.3 4.4 50.2 2.7 6.6 13.5 15.4

Preferred Bank 1.65 26.0 1,411.8 136.4 136.4 0.2 0.2 NM NM 10.5 10.8 30.8 3.2 9.7 10.1 11.3

Average 0.7x 0.9x NM 21.4x 6.1% 6.0% 64.3% 2.9% 7.7% 12.7% 14.3%

Median 0.5 0.7 NM 21.4 5.3 4.4 50.2 2.7 6.8 13.5 15.4

Selected Non-Ethnic Community Banks (1)

CVB Financial Corp. $9.52 $1,011.3 $6,546.3 $651.5 $587.7 1.6x 1.7x 17.6x 13.8x 1.6% 1.0% 150.2% 2.4% 9.1% 15.3% 16.6%

PacWest Bancorp 22.36 784.2 5,479.6 517.5 481.9 1.5 1.6 82.2 124.9 4.4 6.8 59.2 2.6 8.9 14.3 15.6

TriCo Bancshares 17.48 276.0 2,095.7 201.9 186.0 1.4 1.5 23.6 27.0 3.4 2.6 66.8 2.3 8.9 11.9 13.2

Bank of Marin Bancorp 32.81 171.5 1,126.5 107.4 107.4 1.6 1.6 15.1 12.9 0.7 0.5 183.8 1.2 9.5 10.5 12.1

Sierra Bancorp 7.89 91.7 1,307.0 132.3 126.3 0.7 0.7 22.3 10.5 6.2 6.9 41.5 2.6 9.7 14.8 16.0

Average 1.3x 1.4x 32.2x 37.8x 3.3% 3.6% 100.3% 2.2% 9.2% 13.4% 14.7%

Median 1.5 1.6 22.3 13.8 3.4 2.6 66.8 2.4 9.1 14.3 15.6

Pacific City Financial Corp. (6) $3.25 $25.0 $533.8 $37.8 $37.8 0.7x 0.7x NM NA 2.0% 2.2% 157.4% 3.2% 7.1% 10.2% 12.0%

Source: Public and regulatory filings, company websites (1) Balance sheet data as of 9/30/09, unless otherwise noted (2) Nara figures pro forma for recent $86mm secondary offering

(3) Center figures pro forma for two recent private placements of $12.8mm and $73.5mm (assuming conversion of mandatorily convertible preferred stock into common stock) (4) East West figures pro forma for UCBH acquisition and recent private placement of $500mm (assuming conversion of mandatorily convertible preferred stock into common stock) (5) Cathay figures pro forma for recent $81mm secondary offering (6) Reflects proposed transaction price

26 Strictly Private and Confidential